Filed by Ares Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: American Capital, Ltd.

Commission File No. 814-00149

 SUPPLEMENT TO THE JOINT PROXY
STATEMENT/PROSPECTUS

FOR THE SPECIAL MEETING OF ARES CAPITAL STOCKHOLDERS

AND THE ANNUAL MEETING OF AMERICAN CAPITAL STOCKHOLDERS
TO BE HELD ON DECEMBER 15, 2016

This document supplements the joint proxy statement/prospectus, dated October 18, 2016 (the “Proxy Statement”), provided to you in connection with the proposed mergers (the “mergers”) of (1) Orion Acquisition Sub, Inc. (“Acquisition Sub”), a wholly owned subsidiary of Ares Capital Corporation (“Ares Capital”), with and into American Capital, Ltd. (“American Capital”), with American Capital being the surviving entity of such merger (the “merger”) and (2) American Capital Asset Management, LLC, a wholly owned portfolio company of American Capital (“ACAM”) with and into Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital (“IHAM”), with IHAM being the surviving entity in such merger, each pursuant to the Agreement and Plan of Merger, as such agreement may be amended from time to time (the “merger agreement”), dated as of May 23, 2016, among Ares Capital, American Capital, Acquisition Sub, IHAM, Ivy Hill Asset Management GP, LLC, ACAM, and solely for the limited purposes set forth therein, Ares Capital Management LLC.

Except as described in this document, the information provided in the Proxy Statement continues to apply. To the extent that information in this document differs from, updates or conflicts with information contained in the Proxy Statement, the information in this document is more current. This is the case even if such section of the Proxy Statement is not specifically referenced in this document. Terms used but not defined in this document shall have the meanings given to such terms in the Proxy Statement.

This document is dated November 22, 2016.

SUPPLEMENTAL INFORMATION

The following supplemental information should be read in conjunction with the Proxy Statement, which you are urged to read in its entirety.

Comparative Fees and Expenses

The following information supplements the information provided in “Comparative Fees and Expenses” on pages 52 through 57 of the Proxy Statement, the first full question on page 15 of “Questions and Answers about the American Capital Annual Meeting, the Ares Capital Special Meeting and the Transactions” in the Proxy Statement and “Risk Factors—Risks Relating to the Transactions—Ares Capital may be unable to realize the benefits anticipated by the Transactions, including estimated cost savings and synergies, or it may take longer than anticipated to achieve such benefits” on pages 99 and 100 of the Proxy Statement:

COMPARATIVE FEES AND EXPENSES

The following tables are intended to assist you in understanding the costs and expenses that an investor in the common stock of American Capital and Ares Capital bears directly or indirectly and, based on the assumptions set forth below, the pro forma costs and expenses that an investor in the combined company following the completion of the Transactions may bear directly or indirectly. American Capital and Ares Capital caution you that some of the percentages indicated in the tables below are estimates and may vary. Except where the context suggests otherwise, whenever this document contains a reference to fees or expenses paid or to be paid by “you,” “American Capital” or “Ares Capital,” stockholders will indirectly bear such fees or expenses as investors in American Capital or Ares Capital, as applicable.

	American Capital		Ares Capital		Pro Forma Ares Capital Combined(1)
Stockholder transaction expenses (as a percentage of offering price)
Sales load paid by American Capital and Ares Capital	—	(2)	—	(2)	—	(2)
Offering expenses borne by American Capital and Ares Capital	—	(2)	—	(2)	—	(2)
Dividend reinvestment plan expenses	—	(3)	—	(3)	—	(3)
Total stockholder transaction expenses paid by American Capital and Ares Capital	None		None		None

	American Capital	Ares Capital	Pro Forma Ares Capital Combined(1)
Estimated annual expenses (as a percentage of consolidated net assets attributable to common stock):(4)(5)
Base management fees(6)	—	2.63%	2.63%
Income based fees and capital gains incentive fees(7)	—	2.50%	1.57%
Interest payments on borrowed funds(8)	1.03%	3.55%	3.71	%(9)
Other expenses(10)	5.58%	1.12%	2.10%
Acquired fund fees and expenses(11)	—	0.08%	0.06%
Total annual expenses (estimated)(12)	6.61%	9.88%	10.07%

(1)                                 See the unaudited pro forma condensed consolidated financial information and explanatory notes included elsewhere in this document for more information illustrating the effect of the mergers on Ares Capital’s financial position and results of operations based upon Ares Capital’s and American Capital’s respective historical financial positions and results of operations.

(2)                                 Purchases of shares of common stock of American Capital or Ares Capital on the secondary market are not subject to sales charges, but may be subject to brokerage commissions or other charges. The table does not include any sales load (underwriting discount or commission) that stockholders may have paid in connection with their purchase of shares of American Capital or Ares Capital common stock.

(3)                                 The expenses of the dividend reinvestment plan are included in “Other expenses.”

(4)                                 “Consolidated net assets attributable to common stock” equals stockholders’ equity at September 30, 2016. For Pro Forma Combined, the stockholders’ equity for Pro Forma Combined as of September 30, 2016 was used from the pro forma information included elsewhere in this document.

(5)                                 American Capital does not have an investment adviser and is internally managed by its management team under the supervision of its board of directors. Therefore, American Capital pays operating costs associated with employing a management team and investment professionals instead of paying investment advisory fees. As a result, the estimate of the annual expenses American Capital incurs in connection with the employment of such employees is included in the line item “Other expenses” and, accordingly, any comparison of the individual items of American Capital and Ares Capital set forth under “Estimated annual expenses” above may not be informative because American Capital is internally managed and Ares Capital is externally managed. The pro forma combined company estimated annual expenses are consistent with the information presented in the unaudited pro forma condensed consolidated financial statements included in this document. See “Unaudited Selected Pro Forma Consolidated Financial Data” in this document.

(6)                                 Ares Capital is externally managed by its investment adviser, Ares Capital Management LLC (“Ares Capital Management”). Following completion of the Transactions, the combined company will continue to be externally managed by Ares Capital Management and the pro forma combined company management fee has been calculated in a manner consistent with Ares Capital’s investment advisory and management agreement. Ares Capital’s base management fee is currently 1.5% of its total assets (other than cash and cash equivalents) (which includes assets purchased with borrowed amounts). Ares Capital’s base management fee has been estimated by multiplying its total assets as of September 30, 2016 (assuming it maintains no cash or cash equivalents) by 1.5%. The 2.63% and 2.63% reflected on the table are higher than 1.5% because they are calculated on Ares Capital’s and the pro forma combined company’s net assets, respectively, as of September 30, 2016 (rather than its total assets). See “Management of Ares Capital—Investment Advisory and Management Agreement” in the Proxy Statement.

(7)                                 This item represents Ares Capital’s investment adviser’s income based fees and capital gains incentive fees estimated by annualizing income based fees for the nine months ended September 30, 2016 and the capital gains incentive fee expense accrued in accordance with generally accepted accounting principles (“GAAP”) for the nine months ended September 30, 2016, even though no capital gains incentive fee was actually payable under the investment advisory and management agreement as of September 30, 2016.

GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the Investment Company Act or Ares Capital’s investment advisory and management agreement. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains incentive fee actually payable under the investment advisory and management agreement plus the aggregate cumulative unrealized capital appreciation. If such amount is positive at the end of a period, then GAAP requires Ares Capital to record a capital gains incentive fee equal to 20% of such cumulative amount, less the aggregate amount of actual capital gains incentive fees paid or capital gains incentive fees accrued under GAAP in all prior periods. The resulting accrual for any capital gains incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reversal of previously recorded expense if such cumulative amount is less than in the prior period. If such cumulative amount is negative, then there is no accrual. There can be no assurance that such unrealized capital appreciation will be realized in the future or that the amount accrued for will ultimately be paid.

For purposes of this table, Ares Capital has assumed that these fees will be payable (in the case of the capital gains incentive fee) and that they will remain constant, although they are based on Ares Capital’s performance and will not be paid unless Ares Capital achieves certain goals. For more detailed information on the calculation of Ares Capital’s income based fees and capital gains incentive fees, please see below. The pro forma combined company’s income based fees and capital gains incentive fees have been calculated in a manner consistent with Ares Capital’s investment advisory and management agreement.  For more detailed information about income based fees and capital gains incentive fees previously incurred by Ares Capital, please see Note 3 to Ares Capital’s consolidated financial statements included in the Proxy Statement.

Income based fees are payable quarterly in arrears in an amount equal to 20% of Ares Capital’s pre-incentive fee net investment income (including interest that is accrued but not yet received in cash), subject to a 1.75% quarterly (7.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, Ares Capital’s investment adviser receives no income based fees until Ares Capital’s net investment income equals the hurdle rate of 1.75% but then receives, as a “catch-up,” 100% of Ares Capital’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.1875%. The effect of this provision is that, if pre-incentive fee net investment income exceeds 2.1875% in any calendar quarter, Ares Capital’s investment adviser will receive 20% of Ares Capital’s pre-incentive fee net investment income as if a hurdle rate did not apply.

Ares Capital’s investment adviser has agreed to waive, for each of the first ten calendar quarters beginning with the first full calendar quarter after the closing of the Transactions, the lesser of (1) $10 million of the income based fees and (2) the amount of income based fees for such quarter, in each case, to the extent earned and payable by Ares Capital in such quarter pursuant to and as calculated under Ares Capital’s investment advisory and management agreement (the “Fee Waiver”). The impact of the Fee Waiver is not included in the estimates above.

Capital gains incentive fees are payable annually in arrears in an amount equal to 20% of Ares Capital’s realized capital gains on a cumulative basis from inception through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of capital gains incentive fees paid in all prior years.

Ares Capital will defer cash payment of any income based fees and capital gains incentive fees otherwise earned by Ares Capital’s investment adviser if, during the most recent four full calendar quarter period ending on or prior to the date such payment is to be made, the sum of (1) Ares Capital’s aggregate distributions to its stockholders and (2) Ares Capital’s change in net assets (defined as total assets less indebtedness and before taking into account any income based fees or capital gains incentive fees accrued during the period) is less than 7.0% of Ares Capital’s net assets (defined as total assets less indebtedness) at the beginning of such period. Any deferred income based fees and capital gains incentive fees are carried over for payment in subsequent calculation periods to the extent such payment is payable under the investment advisory and management agreement. These calculations will be adjusted for any share issuances or repurchases. See “Management of Ares Capital—Investment Advisory and Management Agreement” in the Proxy Statement.

(8)                                 “Interest payments on borrowed funds” represents interest expenses estimated by annualizing actual interest and credit facility expenses incurred for the nine months ended September 30, 2016. During the nine months ended September 30, 2016, American Capital’s average outstanding borrowings were approximately $0.7 billion and cash paid for interest expense was $35.4 million and Ares Capital’s average outstanding borrowings were approximately $3.9 billion and cash paid for interest expense was $139.0 million. American Capital had no outstanding borrowings as of September 30, 2016. Ares Capital had outstanding borrowings of approximately $3.8 billion (with a carrying value of approximately $3.7 billion) as of September 30, 2016. The amount of leverage that American Capital or Ares Capital may employ at any particular time will depend on, among other things, American Capital and Ares Capital’s boards of directors’ and, in the case of Ares Capital, its investment adviser’s assessment of market and other factors at the time of any proposed borrowing. See “Risk Factors—Risks Relating to Ares Capital—Ares Capital borrows money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing with Ares Capital” in the Proxy Statement. See “Risk Factors—Risks Relating to American Capital—American Capital may incur debt that could increase stockholder investment risks” in the Proxy Statement.

(9)                                 Includes certain transactions that are reflected in the pro forma combined company’s interest and credit facility fees for the nine months ended September 30, 2016, as described in more detail in “Unaudited Pro Forma Condensed Consolidated Financial Statements” in this document.

(10)                          Includes overhead expenses, including, in the case of Ares Capital, payments under its administration agreement based on its allocable portion of overhead and other expenses incurred by Ares Operations LLC (“Ares Operations”) in performing its obligations under such administration agreement, and income taxes. In the case of American Capital, such expenses are based on annualized employee, employee stock options and administrative expenses for the nine months ended September 30, 2016. In the case of Ares Capital, such expenses are estimated by annualizing “Other expenses” for the nine months ended September 30, 2016. See “Management of Ares Capital—Administration Agreement” in the Proxy Statement. In the case of Ares Capital and American Capital, “Other expenses” excludes any actual expenses incurred related to the mergers for the nine months ended September 30, 2016. For the pro forma combined company, “Other expenses” were based on the annualized amounts reflected in the unaudited pro forma condensed consolidated financial statements for the nine months ended September 30, 2016. Ares Capital expects that the combined company will achieve certain synergies and cost savings following completion of the Transactions and accordingly believes that estimated total pro forma combined other expenses will be lower than reflected (similar to or lower than Ares Capital’s historical other expenses) if such synergies and cost savings are achieved. The holders of shares of American Capital and Ares Capital common stock (and not the holders of their debt securities or preferred stock, if any) indirectly bear the cost associated with their annual expenses.

(11)                          With respect to “Acquired fund fees and expenses,” American Capital and Ares Capital stockholders indirectly bear the expenses of underlying funds or other investment vehicles that would be investment companies under section 3(a) of the Investment Company Act but for the exceptions to that definition provided for in sections 3(c)(1) and 3(c)(7) of the Investment Company Act in which American Capital or Ares Capital invests. Such underlying funds or other investment vehicles are referred to in this document as “Acquired Funds.” This amount includes the estimated annual fees and operating expenses of Acquired Funds as of September 30, 2016. Certain of these Acquired Funds are subject to management fees, which generally range from 1% to 2.5% of total net assets, or incentive fees, which generally range between 15% to 25% of net profits. When applicable, fees and operating expenses estimates are based on historic fees and operating expenses for the Acquired Funds. For those Acquired Funds with little or no operating history, fees and operating expenses are based on expected fees and operating expenses stated in the Acquired Funds’ offering memorandum, private placement memorandum or other similar communication without giving effect to any performance. Future fees and operating expenses for these Acquired Funds may be substantially higher or lower because certain fees and operating expenses are based on the performance of the Acquired Funds, which may fluctuate over time. Also included with the amount is an estimate of the annual fees and operating expenses of the SDLP (as defined below), which was initially funded in July 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ares Capital—Portfolio and Investment Activity—Senior Direct Lending Program” in the Ares Capital 9/30 10-Q (as defined below) for more information on the SDLP. The annual fees and operating expenses of the SDLP were estimated based on the initially funded portfolio of the SDLP and are primarily comprised of management fees and administrative expenses of the SDLP. For the purpose of this line item, interest payments on borrowed funds are not included in operating expenses.

(12)                          “Total annual expenses” as a percentage of consolidated net assets attributable to common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. American Capital and Ares Capital borrow money to leverage and increase their total assets. The Securities and Exchange Commission (the “SEC”) requires that the “Total annual expenses” percentage be calculated as a percentage of net assets (defined as total assets less indebtedness and before taking into account any income based fees or capital gains incentive fees accrued during the period), rather than the total assets, including assets that have been funded with borrowed monies.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in American Capital, Ares Capital or, following the completion of the Transactions, the combined company’s common stock. In calculating the following expense amounts, each of American Capital and Ares Capital has assumed that it would have no additional leverage, that none of its assets are cash or cash equivalents and that its annual operating expenses would remain at the levels set forth in the tables above. Income based fees and the capital gains fees under Ares Capital’s investment advisory and management agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown below, are not included in the example, except as specifically set forth below. Transaction expenses related to the Transactions are not included in the following example.

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return in (none of which is subject to the capital gains incentive fee)(1):
American Capital	$68	$200	$327	$626
Ares Capital	$76	$221	$359	$675
The pro forma combined company following the completion of the Transactions	$87	$252	$404	$739

	1 year	3 years	5 years	10 years
You would pay the following expenses on a $1,000 common stock investment, assuming a 5% annual return in (all of which is subject to the capital gains incentive fee)(2):
American Capital	$68	$200	$327	$626
Ares Capital	$86	$249	$403	$748
The pro forma combined company following the completion of the Transactions	$97	$280	$447	$808

(1)                                 The above illustration assumes that Ares Capital and, following the completion of the Transactions, the combined company, will not realize any capital gains computed net of all realized capital losses and no unrealized capital depreciation.

(2)                                 The above illustration assumes that Ares Capital and, following the completion of the Transactions, the combined company, has no unrealized capital depreciation and a 5% annual return resulting entirely from net realized capital gains and not otherwise deferrable under the terms of the investment advisory and management agreement and therefore subject to the capital gains incentive fee.

The foregoing tables are to assist you in understanding the various costs and expenses that an investor in American Capital, Ares Capital or, following the completion of the Transactions, the combined company’s common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, performance will vary and may result in a return greater or less than 5%. If Ares Capital were to achieve sufficient returns on its investments, including through the realization of capital gains, to trigger income based fees or capital gains incentive fees of a material amount, its expenses, and returns to its investors, would be higher.

In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, if Ares Capital’s board of directors authorizes and Ares Capital declares a cash dividend, participants in its dividend reinvestment plan who have not otherwise elected to receive cash will receive a number of shares of its common stock determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of Ares Capital common stock at the close of trading on the valuation date for the dividend. See “Ares Capital Dividend Reinvestment Plan” for additional information regarding Ares Capital’s dividend reinvestment plan.

                This example and the expenses in the tables above should not be considered a representation of American Capital, Ares Capital or, following the completion of the Transactions, the combined company’s future expenses as actual expenses (including the cost of debt, if any, and other expenses) that it may incur in the future and such actual expenses may be greater or less than those shown.

Unaudited Selected Pro Forma Consolidated Financial Data

The following information supplements the information provided in “Unaudited Selected Pro Forma Consolidated Financial Data” on page 114 of the Proxy Statement:

UNAUDITED SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth unaudited pro forma condensed consolidated financial data for Ares Capital and American Capital as a combined company after giving effect to the mergers. The information as of September 30, 2016 is presented as if the mergers had been completed on September 30, 2016 and after giving effect to certain transactions that occurred or are expected to occur subsequent to September 30, 2016 (collectively, the “Other Pro Forma Transactions”). The unaudited pro forma condensed consolidated financial data for the nine months ended September 30, 2016 and for the year ended December 31, 2015 are presented as if the mergers and the Other Pro Forma Transactions had been completed on December 31, 2014. Such unaudited pro forma condensed consolidated financial data is based on the historical financial statements of Ares Capital and American Capital from publicly available information and certain assumptions and adjustments as discussed in Note 3 of the accompanying notes to the pro forma condensed consolidated financial statements in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” in this document. In the opinion of management, adjustments necessary to reflect the direct effect of these transactions have been made. The merger of Acquisition Sub with and into American Capital will be accounted for under the acquisition method of accounting as provided by ASC 805-50, Business Combinations-Related Issues. See section entitled “Accounting Treatment” in the Proxy Statement for additional information.

The unaudited pro forma condensed consolidated financial data should be read together with the respective historical audited and unaudited consolidated financial statements and related notes of American Capital and Ares Capital in the Quarterly Report of American Capital on Form 10-Q filed with the SEC on November 3, 2016 (the “American Capital 9/30 10-Q) and the Quarterly Report of Ares Capital on Form 10-Q filed with the SEC on November 2, 2016 (the “Ares Capital 9/30 10-Q”), respectively, and the Proxy Statement. The unaudited pro forma condensed consolidated financial data are presented for illustrative purposes only and do not necessarily indicate what the future operating results or financial position of the combined company will be following completion of the mergers. The unaudited pro forma condensed consolidated financial data does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of the mergers or any future restructuring or integration expenses related to the mergers. Additionally, the unaudited pro forma condensed consolidated financial data does not include any estimated net increase (decrease) in stockholders’ equity resulting from operations or other asset sales and repayments that are not already reflected that may occur between September 30, 2016 and the completion of the mergers.

Ares Capital and American Capital cannot assure you that the mergers and the other transactions contemplated by the merger agreement (collectively, the “Transactions”) will be completed as scheduled, or at all. See “Description of the Transactions” in the Proxy Statement for a description of the terms of the Transactions, “Risk Factors—Risks Relating to Ares Capital—Ares Capital may fail to complete the Transactions” in the Proxy Statement for a description of the risks associated with a failure to complete the Transactions and “Risk Factors—Risks Relating to the Transactions” in the Proxy Statement for a description of the risks that the combined company may face if the Transactions are completed.

(dollar amounts in millions)

	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
Total Investment Income	$1,148	$1,689
Total Expenses	529	775
Net Investment Income Before Taxes	619	914
Income Tax Expense, Including Excise Tax	13	18
Net Investment Income	606	896
Net Realized and Unrealized Losses on Investments, Foreign Currencies and Extinguishment of Debt	(110)	(539)
Net Increase in Stockholders’ Equity Resulting from Operations	$496	$357

	Actual Ares Capital As of September 30, 2016	Pro Forma Ares Capital Combined As of September 30, 2016
Total Assets	$9,136	$12,302
Total Debt (at Carrying Value)	$3,721	$4,821
Stockholders’ Equity	$5,209	$7,014

Unaudited Pro Forma Per Share Data

The following information supplements the information provided in “Unaudited Pro Forma Per Share Data” on page 116 of the Proxy Statement:

UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited consolidated pro forma per share information for the nine months ended September 30, 2016 and for the year ended December 31, 2015 is presented as if the mergers and the Other Pro Forma Transactions had been completed on December 31, 2014. The unaudited pro forma consolidated net asset value per common share outstanding reflects the mergers and the Other Pro Forma Transactions as if they had been completed on September 30, 2016.

Such unaudited pro forma consolidated per share information is based on the historical financial statements of Ares Capital and American Capital from publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” in this document. This unaudited pro forma consolidated per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results or financial position of Ares Capital or American Capital would have been had the mergers and the Other Pro Forma Transactions been completed at the beginning of the periods or on the dates indicated, nor are they necessarily indicative of any future operating results or financial position of the combined company following the completion of the mergers. The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” in this document and other information included in or incorporated by reference into this document.

Ares Capital and American Capital cannot assure you that the Transactions will be completed as scheduled, or at all. See “Description of the Transactions” in the Proxy Statement for a description of the terms of the Transactions, “Risk Factors—Risks Relating to Ares Capital—Ares Capital may fail to complete the Transactions” in the Proxy Statement for a description of the risks associated with a failure to complete the Transactions and “Risk Factors—Risks Relating to the Transactions” in the Proxy Statement for a description of the risks that the combined company may face if the Transactions are completed.

	As of and For the Nine Months Ended September 30, 2016				For the Year Ended December 31, 2015
	Ares Capital	American Capital	Pro Forma Ares Capital Combined	Per Equivalent American Capital(3)	Ares Capital	American Capital	Pro Forma Ares Capital Combined	Per Equivalent American Capital(3)
Net Increase (Decrease) in Stockholders’ Equity Resulting from Operations:
Basic	$1.27	$0.75	$1.17	$0.56	$1.20	$(0.70)	$0.83	$0.40
Diluted	$1.27	$0.73	$1.17	$0.56	$1.20	$(0.70)	$0.83	$0.40
Cash Dividends Declared(1)	$1.14	$—	$1.14	$0.55	$1.57	$—	$1.57	$0.76
Net Asset Value per Share(2)	$16.59	$21.40	$16.49	$7.96

(1)                                 The cash dividends declared per share represent the actual dividends declared per share for the period presented. The pro forma consolidated cash dividends declared are the dividends per share as declared by Ares Capital.

(2)                                 The pro forma consolidated net asset value per share is computed by dividing the pro forma consolidated net assets as of September 30, 2016 by the pro forma consolidated number of shares outstanding.

(3)                                 The American Capital equivalent pro forma per share amount is calculated by multiplying the pro forma consolidated Ares Capital per share amounts by the common stock exchange ratio of 0.483.

Unaudited Pro Forma Condensed Consolidated Financial Statements

The following information supplements the information provided in “Unaudited Pro Forma Condensed Consolidated Financial Statements” on pages 256 through 294 of the Proxy Statement and in “Accounting Treatment” on page 241 of the Proxy Statement:

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under the merger agreement, subject to the completion of the mergers, American Capital stockholders will receive $1.49 billion in cash from Ares Capital, or $6.41 per share, plus certain Ares Capital make-up dividend amounts, plus 0.483 shares of Ares Capital common stock for each share of American Capital common stock, subject to the payment of cash instead of fractional shares, resulting in approximately 111.3 million shares of Ares Capital common stock issued in exchange for approximately 230.5 million shares of American Capital common stock. The purchase price is approximately $3.2 billion in total cash and stock consideration from Ares Capital which is based upon a closing price of $15.30 per share of Ares Capital common stock as of October 31, 2016 and an implied value per share of American Capital common stock of $13.87. Additionally as part of the total merger consideration received by American Capital stockholders, Ares Capital Management will provide approximately $275 million of cash, or $1.20 per fully diluted share, to American Capital stockholders at closing. Separately, upon completion of the mergers, each share of American Capital common stock will also be entitled to receive $2.45 per share in cash (representing an aggregate amount of approximately $562 million), which amount represents the per share cash consideration to be paid to American Capital as a result of the completion of the Mortgage Manager Sale, which was completed on July 1, 2016. The unaudited pro forma condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of American Capital and Ares Capital in the American Capital 9/30 10-Q and the Ares Capital 9/30 10-Q, respectively, and the Proxy Statement.

The following unaudited pro forma condensed consolidated financial information and explanatory notes illustrate the effect of the mergers on Ares Capital’s financial position and results of operations based upon Ares Capital’s and American Capital’s respective historical financial positions and results of operations under the acquisition method of accounting with Ares Capital treated as the acquirer.

In accordance with GAAP, the acquired assets and assumed liabilities of American Capital will be recorded by Ares Capital at their estimated fair values as of the effective time. The unaudited pro forma condensed consolidated financial information of Ares Capital and American Capital reflects the unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 and the unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2016 and the year ended December 31, 2015. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 assumes the mergers and the Other Pro Forma Transactions had been completed on September 30, 2016. The unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2016 and the year ended December 31, 2015 assumes the mergers and the Other Pro Forma Transactions had been completed on December 31, 2014.

The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the mergers and the Other Pro Forma Transactions been completed at the beginning of the applicable period presented, nor the impact of potential expense efficiencies of the mergers, certain potential asset dispositions and other factors. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma condensed consolidated financial information, the allocation of the pro forma purchase price reflected in the unaudited pro forma condensed consolidated financial information involves estimates, is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the mergers and the Other Pro Forma Transactions. Additionally, the unaudited pro forma condensed consolidated financial data does not include any estimated net increase (decrease) in stockholders’ equity resulting from operations or other asset sales and repayments that are not already reflected that may occur between September 30, 2016 and the completion of the mergers.

Ares Capital cannot assure you that the Transactions will be completed as scheduled, or at all. See “Description of the Transactions” in the Proxy Statement for a description of the terms of the Transactions, “Risk Factors—Risks Relating to Ares Capital—Ares Capital may fail to complete the Transactions” in the Proxy Statement for a description of the risks associated with a failure to complete the Transactions and “Risk Factors—Risks Relating to the Transactions” in the Proxy Statement for a description of the risks that the combined company may face if the Transactions are completed.

Ares Capital Corporation and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2016

Unaudited

(in millions, except share and per share data)

	Actual Ares Capital	Adjusted American Capital(A)	Pro Forma Adjustments		Pro Forma Ares Capital Combined
Assets and Liabilities Data:
Investments, at fair value	$8,805	$3,163	$(167	)(B)	$11,801
Cash and cash equivalents	125	1,191	(679	)(B)	204
			(1,494	)(C)
			1,061	(D)
Other assets	206	349	(267	)(B)	297
			9	(D)
Total assets	$9,136	$4,703	$(1,537)		$12,302
Debt	$3,721	$—	$1,100	(D)	$4,821
Other liabilities	206	124	112	(B)	467
			(6	)(D)
			31	(E)
Total liabilities	3,927	124	1,237		5,288
Stockholders’ equity	5,209	4,579	(1,225	)(B)	7,014
			(1,494	)(C)
			(24	)(D)
			(31	)(E)
Total liabilities and stockholders’ equity	$9,136	$4,703	$(1,537)		$12,302
Total shares outstanding	313,954,008	213,907,992	111,349,662		425,303,670
Net assets per share	$16.59	$21.40			$16.49

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Ares Capital Corporation and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2016

Unaudited

(in millions, except share and per share data)

	Actual Ares Capital	Actual American Capital	Pro Forma Adjustments		Pro Forma Ares Capital Combined
Performance Data:
Interest and dividend income	$664	$356	$(1	)(F)	$1,019
Fees and other income	88	42	(1	)(F)	129
Total investment income	752	398	(2)		1,148
Interest and credit facility fees	139	35	21	(G)	195
Base management fees	103	6	41	(H)	150
Income based fees	91	—	(15	)(I)	76
Capital gains incentive fees	9	—	—	(I)	9
Other expenses	42	140	(83	)(J)	99	(M)
Total expenses	384	181	(36)		529
Net investment income before taxes	368	217	34		619
Income taxes	13	63	(63	)(K)	13
Net investment income	355	154	97		606
Net realized gains	79	273	140	(K)	492
Net unrealized losses	(35)	(253)	(73	)(F)	(595)
			(234	)(K)
Net realized and unrealized gains (losses)	44	20	(167)		(103)
Realized loss on extinguishment of debt	—	(7)	—		(7)
Net increase (decrease) in stockholders’ equity	$399	$167	$(70)		$496
Weighted average shares outstanding	314,066,602	222,164,030	111,349,662	(L)	425,416,264
Earnings per share	$1.27	$0.75			$1.17

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Ares Capital Corporation and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2015

Unaudited

(in millions, except share and per share data)

	Actual Ares Capital	Actual American Capital	Pro Forma Adjustments		Pro Forma Ares Capital Combined
Performance Data:
Interest and dividend income	$891	$607	$(5	)(F)	$1,493
Fees and other income	134	64	(2	)(F)	196
Total investment income	1,025	671	(7)		1,689
Interest and credit facility fees	227	79	28	(G)	334
Base management fees	134	13	88	(H)	235
Income based fees	121	—	(31	)(I)	90
Capital gains incentive fees	(27)	—	—	(I)	(27)
Other expenses	44	201	(102	)(J)	143	(M)
Total expenses	499	293	(17)		775
Net investment income before taxes	526	378	10		914
Income taxes	18	125	(125	)(K)	18
Net investment income	508	253	135		896
Net realized gains (losses)	128	(627)	(91	)(K)	(590)
Net unrealized gains (losses)	(246)	187	2	(F)	61
			118	(K)
Net realized and unrealized gains (losses)	(118)	(440)	29		(529)
Loss on extinguishment of debt	(10)	—	—		(10)
Net increase (decrease) in stockholders’ equity	$380	$(187)	$164		$357
Weighted average shares outstanding	314,375,099	267,192,057	111,349,662	(L)	425,724,761
Earnings (loss) per share	$1.20	$(0.70)			$0.83

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Ares Capital Corporation and Subsidiaries

Pro Forma Schedule of Investments

Unaudited

As of September 30, 2016

(Dollar Amounts in Millions)

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Investment Funds and Vehicles
ACAS CLO 2007-1, Ltd.	Investment company	Secured notes (due 4/21)			$8.5	$8.4	$8.5	$8.4
		Subordinated notes (due 4/21)			15.8	11.1	15.8	11.1
ACAS Wachovia Investments, L.P. (4)	Investment partnership	Partnership interest			1.9	0.5	1.9	0.5
Apidos CLO XVIII, Ltd.	Investment company	Subordinated notes (due 7/26)			30.8	23.1	30.8	23.1
Apidos CLO XXI	Investment company	Subordinated notes (due 6/27)			10.4	10.5	10.4	10.5
Ares IIIR/IVR CLO Ltd.	Investment company	Subordinated notes (due 4/21)			12.0	4.3	12.0	4.3
Babson CLO Ltd. 2006-II	Investment company	Income notes (due 10/20)			2.7	—	2.7	—
Babson CLO Ltd. 2013-II	Investment company	Income notes (due 1/25)			3.5	2.8	3.5	2.8
Babson CLO Ltd. 2014-I	Investment company	Subordinated notes (due 7/25)			5.9	4.2	5.9	4.2
Babson CLO Ltd. 2014-II	Investment company	Subordinated notes (due 9/26)			18.6	10.9	18.6	10.9
Blue Hill CLO, Ltd.	Investment company	Subordinated notes (due 1/26)			16.6	7.6	16.6	7.6
Blue Wolf Capital Fund II, L.P.	Investment partnership	Limited partnership interest			7.9	8.0	7.9	8.0
Carlyle Global Market Strategies CLO 2013-3, Ltd.	Investment company	Subordinated notes (due 7/25)			3.2	2.8	3.2	2.8
Carlyle Global Market Strategies CLO 2015-3, Ltd.	Investment company	Subordinated notes (due 7/28)			23.7	23.2	23.7	23.2
Cent CDO 12 Limited	Investment company	Income notes (due 11/20)			15.1	27.8	15.1	27.8
Cent CLO 22 Limited	Investment company	Subordinated notes (due 11/26)			34.8	20.1	34.8	20.1
Cent CLO 24 Limited	Investment company	Subordinated notes (due 10/26)			23.7	20.5	23.7	20.5
Centurion CDO 8 Limited	Investment company	Subordinated notes (due 3/17)			0.2	—	0.2	—
CoLTs 2005-1 Ltd.	Investment company	Preference shares (360 shares, due 12/16)			1.6	—	1.6	—
CoLTs 2005-2 Ltd.	Investment company	Preference shares (34,170,000 shares, due 12/18)			10.7	0.3	10.7	0.3
Covestia Capital Partners, LP	Investment partnership	Limited partnership interest (47.00% interest)	$0.5	$1.8			0.5	1.8
CREST Exeter Street Solar 2004-1	Investment company	Preferred securities (3,500,000 shares, due 6/39)			3.2	—	3.2	—
Dryden 40 Senior Loan Fund	Investment company	Subordinated notes (due 8/28)			8.0	7.8	8.0	7.8
Eaton Vance CDO X plc	Investment company	Secured subordinated notes (due 2/27)			11.1	5.4	11.1	5.4
European Capital Private Debt LP (4)	Investment partnership	Partnership interest			110.7	115.2	110.7	115.2
European Capital UK SME Debt LP (4)	Investment partnership	Partnership interest			19.9	20.1	19.9	20.1
Flagship CLO V	Investment company	Subordinated securities (15,000 shares, due 9/19)			6.2	—	6.2	—
GoldenTree Loan Opportunities VII, Limited	Investment company	Subordinated notes (due 4/25)			28.8	23.5	28.8	23.5
Halcyon Loan Advisors Funding 2014-1 Ltd.	Investment company	Subordinated notes (due 2/26)			0.9	0.4	0.9	0.4
Halcyon Loan Advisors Funding 2015-2, Ltd.	Investment company	Subordinated notes (due 7/27)			18.2	14.8	18.2	14.8
HCI Equity, LLC (4)	Investment company	Member interest (100.00% interest)	—	0.1			—	0.1
Herbert Park B.V.	Investment company	Subordinated notes (due 10/26)			26.4	20.6	26.4	20.6
Imperial Capital Private Opportunities, LP	Investment partnership	Limited partnership interest (80.00% interest)	4.1	17.1			4.1	17.1
LightPoint CLO VII, Ltd.	Investment company	Subordinated notes (due 5/21)			2.6	1.0	2.6	1.0
Madison Park Funding XII, Ltd.	Investment company	Subordinated notes (due 7/26)			7.9	7.3	7.9	7.3
Madison Park Funding XIII, Ltd.	Investment company	Subordinated notes (due 1/25)			23.5	21.2	23.5	21.2
Montgomery Lane, LLC (4)	Holding company for RMBS securities	Common membership units (100 units)			—	3.8	—	3.8
NYLIM Flatiron CLO 2006-1 LTD.	Investment company	Subordinated securities (10,000 shares, due 8/20)			2.7	1.4	2.7	1.4
Och Ziff Loan Management XIII, Ltd.	Investment company	Subordinated notes (due 7/27)			12.9	12.6	12.9	12.6
Octagon Investment Partners XIX, Ltd.	Investment company	Subordinated notes (due 4/26)			16.8	13.1	16.8	13.1
Octagon Investment Partners XVIII, Ltd.	Investment company	Subordinated notes (due 12/24)			11.5	8.3	11.5	8.3
OHA Credit Partners XI, Ltd.	Investment company	Subordinated notes (due 10/28)			29.9	28.2	29.9	28.2
Partnership Capital Growth Fund I, L.P.	Investment partnership	Limited partnership interest (25.00% interest)	—	0.2			—	0.2
Partnership Capital Growth Investors III, L.P.	Investment partnership	Limited partnership interest (2.50% interest)	2.6	3.1			2.6	3.1
PCG-Ares Sidecar Investment II, L.P.	Investment partnership	Limited partnership interest (100.00% interest)	7.5	11.4			7.5	11.4
PCG-Ares Sidecar Investment, L.P.	Investment partnership	Limited partnership interest (100.00% interest)	3.3	2.8			3.3	2.8
Piper Jaffray Merchant Banking Fund I, L.P.	Investment partnership	Limited partnership interest (2.00% interest)	1.7	1.5			1.7	1.5
Qualium I	Investment company/parternship	Common stock (249,414 shares)			6.5	6.3	6.5	6.3
Sapphire Valley CDO I, Ltd.	Investment company	Subordinated notes (due 12/22)			8.4	—	8.4	—
Senior Direct Lending Program, LLC (4)	Co-investment vehicle	Subordinated certificates (8.9%, due 12/36)	195.3	195.3			195.3	195.3
		Member interest (87.50% interest)	—	—			—	—
Senior Secured Loan Fund LLC (4)	Co-investment vehicle	Subordinated certificates (8.9%, due 12/24)	1,938.4	1,899.8			1,938.4	1,899.8
		Member interest (87.50% interest)	—	—			—	—
THL Credit Wind River 2014-2 CLO Ltd.	Investment company	Income notes (due 7/26)			9.3	7.9	9.3	7.9
Vitesse CLO, Ltd.	Investment company	Preferred securities (20,000,000 shares, due 8/20)			11.9	—	11.9	—
Voya CLO 2014-4, Ltd.	Investment company	Subordinated notes (due 10/26)			21.8	17.8	21.8	17.8
VSC Investors LLC	Investment company	Membership interest (1.95% interest)	0.3	1.1			0.3	1.1
			2,153.7	2,134.2	646.7	522.8	2,800.4	2,657.0

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Business Services
Accruent, LLC and Athena Parent, Inc.	Real estate and facilities management software provider	Senior secured loan (6.3%, due 5/22)	15.0	15.0			15.0	15.0
		Senior secured loan (6.3%, due 5/22)	4.5	4.5			4.5	4.5
		Junior secured loan (12.3%, due 11/22)	10.5	10.5			10.5	10.5
		Junior secured loan (10.8%, due 11/22)	42.5	42.5			42.5	42.5
		Series A preferred stock (778 shares)	0.8	0.8			0.8	0.8
		Common stock (3,000 shares)	3.0	3.1			3.0	3.1
BeyondTrust Software, Inc.	Provider of privileged account management and vulnerability management software solutions	Senior secured loan (8.0%, due 9/19)			29.6	28.7	29.6	28.7
Blue Topco GmbH (4)	Web sheet and sheet fed printing facilities	Senior secured loan (5.0%, due 6/19) (2)			2.4	2.4	2.4	2.4
		Senior subordinated loan (due 6/19) (3)			7.2	9.3	7.2	9.3
		Redeemable preferred stock			—	0.1	—	0.1
		Common stock (2,432,750 shares)			—	2.5	—	2.5
BluePay Processing, LLC	Technology-enabled payment processing solutions provider	Junior secured loan (9.5%, due 8/22)			32.8	32.8	32.8	32.8
Brandtone Holdings Limited	Mobile communications and marketing services provider	Senior secured loan (12.5%, due 11/18) (2)	4.6	4.0			4.6	4.0
		Senior secured loan (12.5%, due 2/19) (2)	3.0	2.6			3.0	2.6
		Warrant to purchase up to 184,003 units of Series Three participating convertible preferred shares (expires 8/26)	—	—			—	—
CallMiner, Inc.	Provider of cloud-based conversational analytics solutions	Junior secured loan (10.5%, due 5/18)	2.4	2.4			2.4	2.4
		Junior secured loan (10.5%, due 8/18)	1.4	1.4			1.4	1.4
		Warrant to purchase up to 2,350,636 shares of Series 1 preferred stock (expires 7/24)	—	—			—	—
Cast & Crew Payroll, LLC	Payroll and accounting services provider to the entertainment industry	Junior secured loan (8.8%, due 8/23)			35.8	34.1	35.8	34.1
CIBT Holdings, Inc. and CIBT Investment Holdings, LLC	Expedited travel document processing services	Class A shares (2,500 shares)	2.5	6.0			2.5	6.0
Clearwater Analytics, LLC	Provider of integrated cloud-based investment portfolio management, accounting, reporting and analytics software	Senior secured loan (8.5%, due 9/22)	25.5	25.5			25.5	25.5
CMW Parent LLC (fka Black Arrow, Inc.)	Multiplatform media firm	Series A units (32 units)	—	—			—	—
Columbo TopCo Limited (4)	Outsourced compliance consulting and software provider	Redeemable preferred stock (34,028,135 shares)			70.6	42.6	70.6	42.6
Command Alkon, Incorporated and CA Note Issuer, LLC	Software solutions provider to the ready-mix concrete industry	Junior secured loan (9.3%, due 8/20)	10.0	10.0			10.0	10.0
		Junior secured loan (9.4%, due 8/20)	11.5	11.5			11.5	11.5
		Junior secured loan (9.3%, due 8/20)	26.5	26.5			26.5	26.5
		Senior subordinated loan (14.0%, due 8/21) (2)	22.5	22.5			22.5	22.5
Compusearch Software Systems, Inc.	E-procurement and contract management solutions for the Federal marketplace	Junior secured loan (9.8%, due 11/21)			51.0	51.0	51.0	51.0
Compuware Parent, LLC	Web and mobile cloud performance testing and monitoring services provider	Class A-1 common stock (4,132 units)	2.3	2.1			2.3	2.1
		Class B-1 common stock (4,132 units)	0.5	0.4			0.5	0.4
		Class C-1 common stock (4,132 units)	0.3	0.3			0.3	0.3
		Class A-2 common stock (4,132 units)	—	—			—	—
		Class B-2 common stock (4,132 units)	—	—			—	—
		Class C-2 common stock (4,132 units)	—	—			—	—
Convergint Technologies, LLC	Service-based integrator of Electronic Security, Fire Alarm & Life Safety, Healthcare Technologies, Communications and Building Automation	Junior secured loan (9.0%, due 12/17-12/20)			94.0	94.0	94.0	94.0
Datapipe, Inc.	Provider of outsourced IT solutions	Junior secured loan (9.0%, due 9/19)			29.2	29.1	29.2	29.1
Directworks, Inc. and Co-Exprise Holdings, Inc.	Provider of cloud-based software solutions for direct materials sourcing and supplier management for manufacturers	Senior secured loan (10.3%, due 4/18)	1.9	1.8			1.9	1.8
		Warrant to purchase up to 1,875,000 shares of Series 1 preferred stock (expires 12/24)	—	—			—	—
DTI Holdco, Inc. and OPE DTI Holdings, Inc.	Provider of legal process outsourcing and managed services	Senior secured loan (6.3%, due 9/23)	4.1	4.2			4.1	4.2
		Class A common stock (7,500 shares)	7.5	4.3			7.5	4.3
		Class B common stock (7,500 shares)	—	4.3			—	4.3
Electronic Warfare Associates, Inc.	Provider of electronic warfare, cyber security and advanced commercial test tools systems	Warrant to purchase up to 863,887 shares of common stock (expires 2/25)			0.8	0.9	0.8	0.9
		Senior secured loan (13.0%, due 2/19)			15.0	15.3	15.0	15.3
Faction Holdings, Inc. and The Faction Group LLC (fka PeakColo Holdings, Inc.)	Wholesaler of cloud-based software applications and services	Senior secured revolving loan (7.8%, due 11/17)	1.0	1.0			1.0	1.0
		Senior secured loan (9.8%, due 12/19)	3.0	3.0			3.0	3.0
		Senior secured loan (9.8%, due 5/19)	3.5	3.6			3.5	3.6
		Warrant to purchase up to 1,481 shares of Series A preferred stock (expires 12/25)	—	—			—	—
		Warrant to purchase up to 2,037 shares of Series A preferred stock (expires 11/24)	0.1	0.1			0.1	0.1

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
First Insight, Inc.	Software company providing merchandising and pricing solutions to companies worldwide	Warrant to purchase up to 122,827 units of Series C preferred stock (expires 3/24)	—	—			—	—
Flexera Software LLC	Provider of software used to deploy and tack the usage of software applications	Junior secured loan (8.0%, due 4/21)			5.0	4.9	5.0	4.9
GTCR Valor Companies	Provider of public relations software	Junior secured loan (10.5%, due 6/24)			97.3	95.5	97.3	95.5
Hyland Software, Inc.	Provider of ECM software, serving small and medium size organizations	Junior secured loan (8.3%, due 7/23)			10.0	10.1	10.0	10.1
iControl Networks, Inc. and uControl Acquisition, LLC	Software and services company for the connected home market	Junior secured loan (9.5%, due 3/19)	19.7	20.1			19.7	20.1
		Warrant to purchase up to 385,616 shares of Series D preferred stock (expires 2/22)	—	—			—	—
IfByPhone Inc.	Voice-based marketing automation software provider	Warrant to purchase up to 124,300 shares of Series C preferred stock (expires 10/22)	0.1	0.1			0.1	0.1
Infogix Parent Corporation	Provides data integrity, analytics, and visibility solutions	Senior secured loan (7.8%, due 12/21)			88.4	90.0	88.4	90.0
		Redeemable preferred stock (2,475 shares)			2.7	2.7	2.7	2.7
		Common stock (1,297,768 shares)			—	1.0	—	1.0
Inmar, Inc.	Provides technology-driven logistics management solutions in the consumer goods and healthcare markets	Junior secured loan (8.0%, due 1/22)			19.9	18.5	19.9	18.5
Interactions Corporation	Developer of a speech recognition software based customer interaction system	Junior secured loan (9.9%, due 7/19)	2.3	2.5			2.3	2.5
		Junior secured loan (9.9%, due 7/19)	22.2	22.5			22.2	22.5
		Warrant to purchase up to 68,187 shares of Series G-3 convertible preferred stock (expires 6/22)	0.3	0.3			0.3	0.3
iParadigms, LLC	Provider of anti-plagiarism software to the education industry	Junior secured loan (8.3%, due 7/22)			39.3	38.8	39.3	38.8
iPipeline, Inc., Internet Pipeline, Inc. and iPipeline Holdings, Inc.	Provider of SaaS-based software solutions to the insurance and financial services industry	Senior secured loan (8.3%, due 8/22)	2.5	2.5			2.5	2.5
		Senior secured loan (8.3%, due 8/22)	44.6	44.6			44.6	44.6
		Senior secured loan (8.3%, due 8/22)	14.9	14.9			14.9	14.9
		Preferred stock (1,485 shares)	1.5	2.5			1.5	2.5
		Common stock (647,542 shares)	—	—			—	—
Iron Bow Technologies, LLC	Provider of information technology solutions	Junior secured loan (13.3%, due 2/21) (2)			15.3	15.3	15.3	15.3
IronPlanet, Inc.	Online auction platform provider for used heavy equipment	Warrant to purchase to up to 133,333 shares of Series C preferred stock (expires 9/23)	0.2	0.4			0.2	0.4
Itel Laboratories, Inc.	Data services provider for building materials to property insurance industry	Preferred units (1,798,391 units)	1.0	1.3			1.0	1.3
LLSC Holdings Corporation (4)	Provider of in-store marketing services to retailers and marketers of consumer products	Convertible preferred stock (9,000 shares)			10.8	17.7	10.8	17.7
Market Track Holdings, LLC	Business media consulting services company	Preferred stock (1,685 shares)	2.2	2.5			2.2	2.5
		Common stock (16,251 shares)	2.2	2.3			2.2	2.3
Maximus Holdings, LLC	Provider of software simulation tools and related services	Warrant to purchase up to 1,050,013 shares of common stock (expires 10/19)	—	0.1			—	0.1
Miles 33 Limited (4)	Supplier of computer software to the publishing sector	Senior secured loan (5.1%, due 12/17-9/18) (2)			6.7	6.7	6.7	6.7
		Senior subordinated loan (9.8%, due 9/21) (2)			15.9	14.1	15.9	14.1
		Redeemable preferred stock			1.2	0.6	1.2	0.6
Ministry Brands, LLC and MB Parent Holdings, LLC	Software and payment services provider to faith-based institutions	Senior secured loan (5.3%, due 11/21)	0.2	0.2			0.2	0.2
		Senior secured loan (10.8%, due 11/21)	38.0	38.2			38.0	38.2
		Senior secured loan (10.8%, due 11/21)	24.9	24.9			24.9	24.9
		Senior secured loan (10.8%, due 11/21)	9.7	9.7			9.7	9.7
		Class A common units (2,130,772 units)	2.1	2.1			2.1	2.1
Mitchell International, Inc.	Provider of information services and technology solutions for the automobile insurance claims industry	Junior secured loan (8.5%, due 10/21)			17.0	16.7	17.0	16.7
MVL Group, Inc. (4)	Marketing research provider	Senior subordinated loan (due 7/12) (3)	0.2	0.2			0.2	0.2
		Common stock (560,716 shares)	—	—			—	—
NAS, LLC, Nationwide Marketing Group, LLC and Nationwide Administrative Services, Inc.	Buying and marketing services organization for appliance, furniture and consumer electronics dealers	Junior secured loan (9.8%, due 12/21)	24.1	22.4			24.1	22.4
Novetta Solutions, LLC	A provider of threat and fraud analytics software and solutions	Senior secured loan (6.0%, due 10/22)			12.8	12.4	12.8	12.4
		Junior secured loan (9.5%, due 10/23)			30.7	28.8	30.7	28.8
NSM Insurance Group, LLC	Insurance program administrator	Senior secured loan (5.8%, due 9/22)	13.2	13.2			13.2	13.2
Park Place Technologies, LLC	Provider of third party maintenance services to the server and storage markets.	Junior secured loan (10.0%, due 12/22)			41.5	41.5	41.5	41.5
PayNearMe, Inc.	Electronic cash payment system provider	Senior secured loan (9.5%, due 9/19)	9.6	10.0			9.6	10.0
		Warrant to purchase up to 195,726 shares of Series E preferred stock (expires 3/23)	0.2	0.2			0.2	0.2

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
PHL Investors, Inc., and PHL Holding Co. (4)	Mortgage services	Class A common stock (576 shares)	3.8	—			3.8	—
Planview, Inc.	Provider of project and portfolio management software	Junior secured loan (10.5%, due 8/22)	30.0	30.0			30.0	30.0
Poplicus Incorporated	Business intelligence and market analytics platform for companies that sell to the public sector	Senior secured loan (due 1/18) (3)	4.7	2.5			4.7	2.5
		Warrant to purchase up to 2,402,991 shares of Series C preferred stock (expires 6/25)	0.1	—			0.1	—
PowerPlan, Inc. and Project Torque Ultimate Parent Corporation	Fixed asset financial management software provider	Junior secured loan (10.8%, due 2/23)	29.8	30.0			29.8	30.0
		Junior secured loan (10.8%, due 2/23)	49.6	50.0			49.6	50.0
		Class A common stock (1,980 shares)	2.0	—			2.0	—
		Class B common stock (989,011 shares)	—	3.5			—	3.5
Powersport Auctioneer Holdings, LLC	Powersport vehicle auction operator	Common units (1,972 units)	1.0	1.5			1.0	1.5
Project Alpha Intermediate Holding, Inc. and Qlik Parent, Inc.	Provider of data visualization software for data analytics	Senior secured loan (9.3%, due 8/22)	138.3	140.3			138.3	140.3
		Class A common shares (7,445 shares)	7.4	7.4			7.4	7.4
		Class B common shares (1,841,609 shares)	0.1	0.1			0.1	0.1
Project Silverback Holdings Corp.	Management software solution offering	Common stock (308,224 shares)			—	0.4	—	0.4
		Convertible preferred stock (743 shares)			0.9	0.9	0.9	0.9
		Senior secured loan (6.5%, due 7/20)			23.7	23.9	23.7	23.9
R2 Acquisition Corp.	Marketing services	Common stock (250,000 shares)	0.3	0.3			0.3	0.3
Rocket Fuel Inc.	Provider of open and integrated software for digital marketing optimization	Common stock (11,405 shares)	—	—			—	—
Sonian Inc.	Cloud-based email archiving platform	Senior secured loan (9.0%, due 9/19)	7.3	7.5			7.3	7.5
		Warrant to purchase up to 169,045 shares of Series C preferred stock (expires 9/22)	0.1	0.1			0.1	0.1
Systems Maintenance Services Holding, Inc.	Provides multi-vendor maintenance solutions for IT original equipment manufacturers	Junior secured loan (9.3%, due 10/20)			34.8	34.8	34.8	34.8
Talari Networks, Inc.	Networking equipment provider	Senior secured loan (9.8%, due 12/18)	5.9	6.0			5.9	6.0
		Warrant to purchase up to 421,052 shares of Series D-1 preferred stock (expires 8/22)	0.1	0.1			0.1	0.1
The Greeley Company, Inc. and HCP Acquisition Holdings, LLC (4)	Healthcare compliance advisory services	Senior subordinated loan (due 3/17) (3)	—	1.0			—	1.0
		Class A units (14,293,110 units)	12.8	—			12.8	—
TraceLink, Inc.	Supply chain management software provider for the pharmaceutical industry	Senior secured revolving loan (7.5%, due 12/16)	4.4	4.4			4.4	4.4
		Senior secured loan (8.5%, due 1/19)	4.0	4.1			4.0	4.1
		Warrant to purchase up to 283,353 shares of Series A-2 preferred stock (expires 1/25)	0.1	1.0			0.1	1.0
Tyden Cayman Holdings Corp.	Manufacturer and provider of cargo security and product identification and traceability solutions	Common stock (5,521,203 shares)			5.5	4.5	5.5	4.5
		Convertible preferred stock (46,276 shares)			0.1	0.1	0.1	0.1
Velocity Holdings Corp.	Hosted enterprise resource planning application management services provider	Common units (1,713,546 units)	4.5	3.0			4.5	3.0
W3 Co.	Provider of integrated safety and compliance solutions to companies operating in hazardous environments	Junior secured loan (due 9/20) (3)			8.6	3.7	8.6	3.7
WorldPay Group PLC	Payment processing company	C2 shares (73,974 shares)	—	—			—	—
			752.6	744.4	856.5	826.4	1,609.1	1,570.8
Healthcare Services
Absolute Dental Management LLC and ADM Equity, LLC	Dental services provider	Senior secured loan (9.1%, due 1/22)	18.7	18.2			18.7	18.2
		Senior secured loan (9.1%, due 1/22)	5.0	4.9			5.0	4.9
		Class A preferred units (4,000,000 units)	4.0	1.9			4.0	1.9
		Class A common units (4,000,000 units)	—	—			—	—
ADCS Billings Intermediate Holdings, LLC	Dermatology practice	Senior secured revolving loan (8.3%, due 5/22)	1.4	1.4			1.4	1.4
ADG, LLC and RC IV GEDC Investor LLC	Dental services provider	Senior secured revolving loan (5.8%, due 9/22)	2.1	2.1			2.1	2.1
		Senior secured loan (5.8%, due 9/23)	33.4	33.4			33.4	33.4
		Junior secured loan (10.0%, due 3/24)	87.5	87.5			87.5	87.5
		Membership units (3,000,000 units)	3.0	3.0			3.0	3.0
Alcami Holdings, LLC (4)	Chemistry outsourcing partner to the pharmaceutical and biotechnology industries	Senior secured loan (6.5%, due 3/17-10/20)			109.8	110.6	109.8	110.6
		Senior subordinated loan (13.3%, due 10/20) (2)			146.7	147.6	146.7	147.6
		Redeemable preferred stock (84,936 shares)			61.0	12.8	61.0	12.8
Alegeus Technologies Holdings Corp.	Benefits administration and transaction processing provider	Preferred stock (2,997 shares)	3.1	1.8			3.1	1.8
		Common stock (3 shares)	—	—			—	—
Argon Medical Devices, Inc.	Manufacturer and marketer of single-use specialty medical devices	Junior secured loan (10.5%, due 6/22)	8.8	9.0			8.8	9.0
AwarePoint Corporation	Healthcare technology platform developer	Senior secured loan (10.5%, due 6/18)	8.5	8.8			8.5	8.8
		Warrant to purchase up to 3,213,367 shares of Series 1 preferred stock (expires 9/24)	—	0.6			—	0.6

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
CCS Intermediate Holdings, LLC and CCS Group Holdings, LLC	Correctional facility healthcare operator	Senior secured revolving loan (5.0%, due 7/19)	3.8	3.2			3.8	3.2
		Senior secured revolving loan (6.5%, due 7/19)	1.6	1.4			1.6	1.4
		Senior secured loan (5.0%, due 7/21)	6.6	5.6			6.6	5.6
		Junior secured loan (9.4%, due 7/22)	134.0	101.3			134.0	101.3
		Class A units (601,937 units)	—	0.2			—	0.2
Correctional Medical Group Companies, Inc.	Correctional facility healthcare operator	Senior secured loan (9.4%, due 9/21)	3.1	3.0			3.1	3.0
		Senior secured loan (9.4%, due 9/21)	4.1	4.0			4.1	4.0
		Senior secured loan (9.4%, due 9/21)	44.7	43.8			44.7	43.8
DCA Investment Holding, LLC	Multi-branded dental practice management	Senior secured revolving loan (7.8%, due 7/21)	5.8	5.7			5.8	5.7
		Senior secured loan (6.3%, due 7/21)	18.8	18.6			18.8	18.6
DNAnexus, Inc.	Bioinformatics company	Senior secured loan (9.3%, due 10/18)	9.9	10.1			9.9	10.1
		Warrant to purchase up to 909,092 units of Series C preferred stock (expires 3/24)	—	0.1			—	0.1
Global Healthcare Exchange, LLC and GHX Ultimate Parent Corp.	On-demand supply chain automation solutions provider	Junior secured loan (9.8%, due 8/23)	46.8	47.5			46.8	47.5
		Class A common stock (1,788 shares)	1.8	1.8			1.8	1.8
		Class B common stock (980 shares)	—	5.2			—	5.2
Greenphire, Inc. and RMCF III CIV XXIX, L.P	Software provider for clinical trial management	Senior secured loan (9.0%, due 12/18)	1.5	1.5			1.5	1.5
		Senior secured loan (9.0%, due 12/18)	3.8	3.8			3.8	3.8
		Limited partnership interest (99.90% interest)	1.0	1.6			1.0	1.6
HALT Medical, Inc. (4)	Patented disposable needle used to remove uterine fibroids	Senior secured loan (due 6/16) (3)			74.0	10.0	74.0	10.0
Hygiena Borrower LLC	Adenosine triphosphate testing technology provider	Junior secured loan (10.0%, due 8/23)	10.0	10.0			10.0	10.0
INC Research Mezzanine Co-Invest, LLC	Pharmaceutical and biotechnology consulting services	Common units (1,410,000 units)	—	0.7			—	0.7
Intermedix Corporation	Revenue cycle management provider to the emergency healthcare industry	Junior secured loan (9.3%, due 6/20)	112.0	107.5			112.0	107.5
Island Medical Management Holdings, LLC	Provider of physician management services	Senior secured revolving loan (6.0%, due 9/21)	0.2	0.2			0.2	0.2
		Senior secured loan (6.0%, due 9/22)	0.4	0.4			0.4	0.4
		Senior secured loan (6.0%, due 9/22)	6.2	6.2			6.2	6.2
MC Acquisition Holdings I, LLC	Healthcare professional provider	Class A units (1,338,314 shares)	1.3	1.2			1.3	1.2
MW Dental Holding Corp.	Dental services provider	Senior secured revolving loan (8.5%, due 4/18)	1.0	1.0			1.0	1.0
		Senior secured loan (8.5%, due 4/18)	45.0	45.0			45.0	45.0
		Senior secured loan (8.5%, due 4/18)	47.4	47.4			47.4	47.4
		Senior secured loan (8.5%, due 4/18)	19.6	19.6			19.6	19.6
My Health Direct, Inc.	Healthcare scheduling exchange software solution provider	Senior secured loan (10.8%, due 1/18)	1.6	1.6			1.6	1.6
		Warrant to purchase up to 4,548 shares of Series D preferred stock (expires 9/24)	—	—			—	—
New Trident Holdcorp, Inc.	Outsourced mobile diagnostic healthcare service provider	Junior secured loan (10.3%, due 7/20)	79.1	76.0			79.1	76.0
NMSC Holdings, Inc. and ASP NAPA Holdings, LLC	Anesthesia management services provider	Junior secured loan (11.0%, due 10/23)	72.8	72.8			72.8	72.8
		Class A units (25,277 units)	2.5	2.5			2.5	2.5
Nodality, Inc.	Biotechnology company	Senior secured loan (due 8/16) (3)	2.5	2.6			2.5	2.6
		Senior secured loan (due 8/16) (3)	9.7	0.8			9.7	0.8
		Common stock (3,736,255 shares)	—	—			—	—
nThrive, Inc. (fka Precyse Acquisition Corp.)	Provider of healthcare information management technology and services	Junior secured loan (10.8%, due 4/23)	9.6	10.0			9.6	10.0
OmniSYS Acquisition Corporation, OmniSYS, LLC, and OSYS Holdings, LLC	Provider of technology-enabled solutions to pharmacies	Senior secured loan (8.5%, due 11/18)	5.9	5.9			5.9	5.9
		Limited liability company membership interest (1.57)%	1.0	0.7			1.0	0.7
Patterson Medical Supply, Inc.	Distributor of rehabilitation supplies and equipment	Junior secured loan (9.5%, due 8/23)	76.1	78.0			76.1	78.0
PerfectServe, Inc.	Communications software platform provider for hospitals and physician practices	Senior secured loan (9.0%, due 3/20)	8.7	9.0			8.7	9.0
		Senior secured loan (9.0%, due 6/20)	2.0	2.0			2.0	2.0
		Senior secured loan (9.0%, due 6/21)	3.0	3.0			3.0	3.0
		Warrant to purchase up to 28,428 shares of Series C preferred stock (expires 9/25)	0.2	0.3			0.2	0.3
		Warrant to purchase up to 34,113 units of Series C preferred stock (expires 12/23)	—	0.3			—	0.3
PhyMED Management LLC	Provider of anesthesia services	Junior secured loan (9.8%, due 5/21)	46.6	45.8			46.6	45.8
Respicardia, Inc.	Developer of implantable therapies to improve cardiovascular health	Warrant to purchase up to 99,094 shares of Series C preferred stock (expires 6/22)	—	—			—	—
Sarnova HC, LLC, Tri-Anim Health Services, Inc., and BEMS Holdings, LLC	Distributor of emergency medical service and respiratory products	Junior secured loan (10.5%, due 7/22)	54.0	54.0			54.0	54.0
Transaction Data Systems, Inc.	Pharmacy management software provider	Junior secured loan (10.0%, due 6/22)	27.5	27.5			27.5	27.5
U.S. Anesthesia Partners, Inc.	Anesthesiology service provider	Junior secured loan (10.3%, due 9/20)	23.5	23.5			23.5	23.5
		Junior secured loan (10.3%, due 9/20)	50.0	50.0			50.0	50.0

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Urgent Cares of America Holdings I, LLC and FastMed Holdings I, LLC	Operator of urgent care clinics	Senior secured loan (7.0%, due 12/22)	13.9	12.6			13.9	12.6
		Senior secured loan (7.0%, due 12/22)	54.3	49.4			54.3	49.4
		Preferred units (7,696,613 units)	7.7	8.6			7.7	8.6
		Series A common units (2,000,000 units)	2.0	0.5			2.0	0.5
		Series C common units (1,026,866 units)	—	0.2			—	0.2
VistaPharm, Inc. and Vertice Pharma UK Parent Limited	Manufacturer and distributor of generic pharmaceutical products	Preferred shares (40,662 shares)	0.4	0.4			0.4	0.4
Young Innovations, Inc.	Dental supplies and equipment manufacturer	Junior secured loan (9.0%, due 7/19)	45.0	45.0			45.0	45.0
			1,305.5	1,253.2	391.5	281.0	1,697.0	1,534.2
Other Services
American Residential Services L.L.C.	Heating, ventilation and air conditioning services provider	Junior secured loan (9.0%, due 12/21)	66.6	67.0			66.6	67.0
Community Education Centers, Inc. and CEC Parent Holdings LLC (4)	Offender re-entry and in-prison treatment services provider	Senior secured loan (6.3%, due 12/17)	13.6	13.6			13.6	13.6
		Senior secured loan (7.8%, due 12/17)	0.7	0.7			0.7	0.7
		Junior secured loan (15.8%, due 6/18)	21.9	21.9			21.9	21.9
		Class A senior preferred units (7,846 units)	9.4	10.9			9.4	10.9
		Class A junior preferred units (26,154 units)	20.1	18.8			20.1	18.8
		Class A common units (134 units)	—	—			—	—
Competitor Group, Inc., Calera XVI, LLC and Champion Parent Corporation (4)	Endurance sports media and event operator	Senior secured revolving loan (5.0%, due 11/18)	4.5	4.6			4.5	4.6
		Senior secured revolving loan (5.0%, due 11/18)	0.6	0.6			0.6	0.6
		Senior secured loan (5.0%, due 11/18)	38.0	39.1			38.0	39.1
		Preferred shares (18,875 shares)	16.0	1.2			16.0	1.2
		Membership units (2,522,512 units)	2.5	—			2.5	—
		Common shares (114,000 shares)	—	—			—	—
Crown Health Care Laundry Services, Inc. and Crown Laundry Holdings, LLC (5)	Provider of outsourced healthcare linen management solutions	Senior secured revolving loan (7.3%, due 3/19)	3.8	3.8			3.8	3.8
		Senior secured loan (7.3%, due 3/19)	5.2	5.2			5.2	5.2
		Class A preferred units (2,475,000 units)	2.5	3.0			2.5	3.0
		Class B common units (275,000 units)	0.3	0.3			0.3	0.3
Dwyer Acquisition Parent, Inc. and TDG Group Holding Company	Operator of multiple franchise concepts primarily related to home maintenance or repairs	Senior subordinated loan (11.0%, due 2/20)	31.5	31.5			31.5	31.5
		Senior subordinated loan (11.0%, due 2/20)	52.7	52.7			52.7	52.7
		Common stock (32,843 shares)	3.4	5.0			3.4	5.0
Hard 8 Games, LLC (4)	Develops disruptive gaming technology for casino applications	Senior secured loan (7.2%, due 12/16) (2)			64.4	64.4	64.4	64.4
		Membership units (2 units)			24.0	12.8	24.0	12.8
Massage Envy, LLC	Franchisor in the massage industry	Senior secured loan (8.5%, due 9/18)	39.0	39.0			39.0	39.0
		Senior secured loan (8.5%, due 9/18)	18.9	18.9			18.9	18.9
		Common stock (3,000,000 shares)	3.0	5.8			3.0	5.8
McKenzie Sports Products, LLC	Designer, manufacturer and distributor of hunting-related supplies	Senior secured loan (6.8%, due 9/20)	5.5	5.4			5.5	5.4
		Senior secured loan (6.8%, due 9/20)	39.5	38.7			39.5	38.7
		Senior secured loan (6.8%, due 9/20)	45.0	44.1			45.0	44.1
OpenSky Project, Inc. and OSP Holdings, Inc.	Social commerce platform operator	Senior secured loan (10.0%, due 9/17)	1.2	1.2			1.2	1.2
		Warrant to purchase up to 159,496 shares of Series D preferred stock (expires 4/25)	—	—			—	—
Osmose Utility Services, Inc. and Osmose Holdings, Inc.	Provider of structural integrity management services to transmission and distribution infrastructure	Junior secured loan (8.8%, due 8/23)	24.6	24.5	33.7	33.8	58.3	58.3
SocialFlow, Inc.	Social media optimization platform provider	Senior secured loan (9.5%, due 8/19)	3.9	4.0			3.9	4.0
		Warrant to purchase up to 215,331 shares of Series C preferred stock (expires 1/26)	—	—			—	—
Spin HoldCo Inc.	Laundry service and equipment provider	Junior secured loan (8.0%, due 5/20)	140.0	137.2			140.0	137.2
Surface Dive, Inc.	SCUBA diver training and certification provider	Junior secured loan (9.0%, due 1/22)	31.6	31.6			31.6	31.6
		Junior secured loan (10.3%, due 1/22)	93.8	94.1			93.8	94.1
TWH Water Treatment Industries, Inc., TWH Filtration Industries, Inc. and TWH Infrastructure Industries, Inc.	Wastewater infrastructure repair, treatment and filtration holding company	Senior secured loan (10.3%, due 10/19)	5.4	5.4			5.4	5.4
		Senior secured loan (10.3%, due 10/19)	36.4	36.4			36.4	36.4
U.S. Security Associates Holdings, Inc	Security guard service provider	Junior secured loan (11.0%, due 7/18)	25.0	25.0			25.0	25.0
WASH Multifamily Acquisition Inc. and Coinamatic Canada Inc.	Laundry service and equipment provider	Junior secured loan (8.0%, due 5/23)	3.7	3.7			3.7	3.7
		Junior secured loan (8.0%, due 5/23)	20.9	21.1			20.9	21.1
			830.7	816.0	122.1	111.0	952.8	927.0
Financial Services
AllBridge Financial, LLC (4)	Asset management services	Equity interests	—	0.5			—	0.5
American Capital Asset Management, LLC (4)	Asset management services	Common membership interest (100.00% interest)			432.0	440.4	432.0	440.4	(8)
AmWINS Group, LLC	Wholesale insurance broker	Junior secured loan (9.5%, due 9/20)			45.1	46.7	45.1	46.7

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Callidus Capital Corporation (4)	Asset management services	Common stock (100 shares)	3.0	1.7			3.0	1.7
Ciena Capital LLC (4)	Real estate and small business loan servicer	Senior secured revolving loan (6.0%, due 12/16)	14.0	14.0			14.0	14.0
		Senior secured loan (12.0%, due 12/16)	0.2	0.2			0.2	0.2
		Senior secured loan (12.0%, due 12/16)	0.5	0.5			0.5	0.5
		Senior secured loan (12.0%, due 12/16)	1.3	1.3			1.3	1.3
		Equity interests	35.0	17.1			35.0	17.1
Commercial Credit Group, Inc.	Commercial equipment finance and leasing company	Senior subordinated loan (11.0%, due 8/22)	28.0	28.0			28.0	28.0
FAMS Acquisition, Inc. (4)	Provider of outsourced receivables management services	Senior subordinated loan (due 1/16) (3)			13.3	5.7	13.3	5.7
		Senior subordinated loan (12.5%, due 1/16) (2)			13.0	10.9	13.0	10.9
Imperial Capital Group LLC	Investment services	Class A common units (32,369 units)	7.8	11.8			7.8	11.8
		2006 Class B common units (10,605 units)	—	—			—	—
		2007 Class B common units (1,323 units)	—	—			—	—
Ivy Hill Asset Management, L.P. (4)	Asset management services	Member interest (100.00% interest)	171.0	233.5			171.0	233.5	(8)
Javlin Three LLC, Javlin Four LLC, and Javlin Five LLC	Asset-backed financial services company	Senior secured loan (10.5%, due 6/17)	34.9	34.9			34.9	34.9
LSQ Funding Group, L.C. and LM LSQ Investors LLC	Asset based lender	Senior subordinated loan (10.5%, due 6/21)	30.0	30.0			30.0	30.0
		Membership units (3,275,000 units)	3.3	3.3			3.3	3.3
The Gordian Group, Inc. and Gordian Acquisition Corp.	Financial services firm	Senior secured loan (5.8%, due 7/19)			40.0	39.2	40.0	39.2
		Common stock (526 shares)	—	—			—	—
			329.0	376.8	543.4	542.9	872.4	919.7
Consumer Products
Badger Sportswear Acquisition, Inc.	Provider of team uniforms and athletic wear	Junior secured loan (10.0%, due 3/24)	49.9	50.0			49.9	50.0
Bellotto Holdings Limited (4)	Provider of made-to-measure blinds	Common stock (2,697,010 shares)			83.5	124.8	83.5	124.8
		Redeemable preferred stock (7,300,610 shares)			40.1	41.7	40.1	41.7
BRG Sports, Inc.	Designer, manufacturer and licensor of branded sporting goods, reconditioning services and collectibles	Common units (6,566,655 units)			0.7	—	0.7	—
		Redeemable preferred stock (2,009 shares)			2.4	1.9	2.4	1.9
Feradyne Outdoors, LLC and Bowhunter Holdings, LLC	Provider of branded archery and bowhunting accessories	Senior secured loan (4.0%, due 3/19)	4.4	4.2			4.4	4.2
		Senior secured loan (4.0%, due 3/19)	6.6	6.3			6.6	6.3
		Senior secured loan (6.6%, due 3/19)	9.5	8.8			9.5	8.8
		Senior secured loan (6.6%, due 3/19)	50.1	46.1			50.1	46.1
		Common units (300 units)	3.7	2.0			3.7	2.0
FXI Holdings, Inc.	Producer of flexible polyurethane foam	Common stock (3,163 shares)			—	0.6	—	0.6
Group Montana, Inc. (4)	Leading designer, manufacturer and distributor of western-style accessories	Common stock (100.00% interest)			12.6	—	12.6	—
		Convertible preferred stock (4,000 shares)			1.0	0.9	1.0	0.9
		Senior secured loan (6.3%, due 1/17)			5.7	5.7	5.7	5.7
Indra Holdings Corp.	Designer, marketer, and distributor of rain and cold weather products	Junior secured loan (8.5%, due 11/21)	79.1	61.6			79.1	61.6
Matrixx Initiatives, Inc. and Wonder Holdings Acquisition Corp.	Developer and marketer of OTC healthcare products	Warrant to purchase up to 941 shares of preferred stock (expires 6/21)	—	1.4			—	1.4
		Warrant to purchase up to 1,654,678 shares of common stock (expires 6/21)	—	0.6			—	0.6
Oak Parent, Inc.	Manufacturer of athletic apparel	Senior secured loan (7.8%, due 4/18)	7.7	7.7			7.7	7.7
		Senior secured loan (9.5%, due 4/18)	—	—			—	—
Plantation Products, LLC, Seed Holdings, Inc. and Flora Parent, Inc.	Provider of branded lawn and garden products	Junior secured loan (9.5%, due 6/21)	2.0	2.0			2.0	2.0
		Junior secured loan (9.5%, due 6/21)	53.8	54.0			53.8	54.0
		Junior secured loan (9.5%, due 6/21)	10.0	10.0			10.0	10.0
		Common stock (30,000 shares)	3.0	4.2			3.0	4.2
RD Holdco Inc. (4)	Manufacturer of steam cleaning carpet care machines rented to consumers	Common stock (458,596 shares)			23.6	24.9	23.6	24.9
		Warrant to purchase up to 56,372 shares of common stock (expires 12/23)			2.9	—	2.9	—
		Junior secured loan (11.3%, due 12/18)			15.7	16.6	15.7	16.6
SHO Holding I Corporation	Manufacturer and distributor of slip resistant footwear	Junior secured loan (9.5%, due 4/23)	97.8	99.0			97.8	99.0
Shock Doctor, Inc. and Shock Doctor Holdings, LLC (5)	Developer, marketer and distributor of sports protection equipment and accessories	Junior secured loan (11.5%, due 10/21)	35.4	35.4			35.4	35.4
		Junior secured loan (11.5%, due 10/21)	54.0	54.0			54.0	54.0
		Class A preferred units (50,000 units)	5.0	4.5			5.0	4.5
		Class C preferred units (50,000 units)	5.0	4.5			5.0	4.5
The Step2 Company, LLC (4)	Toy manufacturer	Junior secured loan (10.0%, due 9/19)	27.5	27.6			27.5	27.6
		Junior secured loan (15.0%, due 9/19) (2)	30.3	48.3			30.3	48.3
		Common units (1,116,879 units)	—	3.4			—	3.4
		Class B common units (126,278,000 units)	—	—			—	—
		Warrant to purchase up to 3,157,895 units	—	0.1			—	0.1

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Varsity Brands Holding Co., Inc., Hercules Achievement, Inc., Hercules Achievement Holdings, Inc. and Hercules VB Holdings, Inc.	Leading manufacturer and distributor of textiles, apparel & luxury goods	Junior secured loan (9.8%, due 12/22)	1.6	1.6			1.6	1.6
		Junior secured loan (9.8%, due 12/22)	53.6	54.0			53.6	54.0
		Junior secured loan (9.8%, due 12/22)	91.0	91.7			91.0	91.7
		Common stock (3,353,370 shares)	3.4	5.2			3.4	5.2
		Common stock (3,353,371 shares)	4.1	6.4			4.1	6.4
			688.5	694.6	188.2	217.1	876.7	911.7
Power Generation
Alphabet Energy, Inc.	Technology developer to convert waste-heat into electricity	Senior secured loan (14.5%, due 8/17) (2)	3.7	3.9			3.7	3.9
		Senior secured loan (due 8/17)	—	—			—	—
		Series 1B preferred stock (12,976 shares)	0.2	0.1			0.2	0.1
		Warrant to purchase up to 125,000 shares of Series 2 preferred stock (expires 12/23)	0.1	0.1			0.1	0.1
CEI Kings Mountain Investor, LP	Gas turbine power generation facilities operator	Senior subordinated loan (11.0%, due 3/17) (2)	31.7	31.7			31.7	31.7
CPV Maryland Holding Company II, LLC	Gas turbine power generation facilities operator	Senior subordinated loan (10.0%, due 12/20)	44.4	42.9			44.4	42.9
		Warrant to purchase up to 4 units of common stock (expires 8/18)	—	0.2			—	0.2
DESRI VI Management Holdings, LLC	Wind power generation facility operator	Senior subordinated loan (9.8%, due 12/21)	25.0	25.0			25.0	25.0
		Non-Controlling units (10.0 units)	1.6	2.3			1.6	2.3
Green Energy Partners, Stonewall LLC and Panda Stonewall Intermediate Holdings II LLC	Gas turbine power generation facilities operator	Senior secured loan (6.5%, due 11/21)	24.8	24.1			24.8	24.1
		Senior subordinated loan (13.3%, due 12/21) (2)	19.3	18.8			19.3	18.8
		Senior subordinated loan (13.3%, due 12/21) (2)	90.0	87.8			90.0	87.8
Joule Unlimited Technologies, Inc. and Stichting Joule Global Foundation	Renewable fuel and chemical production developer	Senior secured loan (13.0%, due 10/18) (2)	8.7	7.6			8.7	7.6
		Senior secured loan (due 10/18)	—	—			—	—
		Warrant to purchase up to 32,051 shares of Series C-2 preferred stock (expires 7/23)	—	—			—	—
La Paloma Generating Company, LLC	Natural gas fired, combined cycle plant operator	Junior secured loan (due 2/20) (3)	8.8	—			8.8	—
Moxie Liberty LLC	Gas turbine power generation facilities operator	Senior secured loan (7.5%, due 8/20)	34.6	34.4			34.6	34.4
Moxie Patriot LLC	Gas turbine power generation facilities operator	Senior secured loan (6.8%, due 12/20)	34.1	33.3			34.1	33.3
Panda Power Annex Fund Hummel Holdings II LLC	Gas turbine power generation facilities operator	Senior subordinated loan (13.0%, due 10/16) (2)	117.7	117.9			117.7	117.9
Panda Temple Power II, LLC	Gas turbine power generation facilities operator	Senior secured loan (7.3%, due 4/19)	19.8	18.1			19.8	18.1
Panda Temple Power, LLC	Gas turbine power generation facilities operator	Senior secured loan (7.3%, due 3/22)	23.6	21.4			23.6	21.4
PERC Holdings 1 LLC	Operator of recycled energy, combined heat and power, and energy efficiency facilities	Class B common units (21,653,543 units)	21.7	25.1			21.7	25.1
			509.8	494.7	—	—	509.8	494.7
Manufacturing
Chariot Acquisition, LLC	Distributor and designer of aftermarket golf cart parts and accessories	Senior secured loan (7.3%, due 9/21)			29.4	29.4	29.4	29.4
Component Hardware Group, Inc.	Commercial equipment	Senior secured revolving loan (5.5%, due 7/19)	1.9	1.9			1.9	1.9
		Senior secured loan (5.5%, due 7/19)	8.0	8.0			8.0	8.0
Harvey Tool Company, LLC and Harvey Tool Holding, LLC	Cutting tool provider to the metalworking industry	Senior subordinated loan (11.0%, due 9/20) (2)	28.1	28.1			28.1	28.1
		Class A membership units (750 units)	0.9	1.5			0.9	1.5
Ioxus, Inc	Energy storage devices	Senior secured loan (12.0%, due 8/17) (2)	0.7	0.7			0.7	0.7
		Senior secured loan (12.0%, due 6/19) (2)	9.9	9.7			9.9	9.7
		Senior secured loan (due 6/19)	0.3	0.3			0.3	0.3
		Warrant to purchase up to 1,210,235 shares of Series BB preferred stock (expires 8/26)	—	—			—	—
		Warrant to purchase up to 3,038,730 shares of common stock (expires 1/26)	—	—			—	—
KPS Global LLC	Walk-in cooler and freezer systems	Senior secured loan (9.7%, due 12/20)	27.1	27.1			27.1	27.1
MacLean-Fogg Company and MacLean-Fogg Holdings, L.L.C.	Manufacturer and supplier for the power utility and automotive markets worldwide	Senior subordinated loan (13.5%, due 10/25) (2)	99.2	99.2			99.2	99.2
		Preferred units (13.8%, due ) (2)	72.8	72.8			72.8	72.8
Niagara Fiber Intermediate Corp.	Insoluble fiber filler products	Senior secured revolving loan (due 5/18) (3)	1.8	1.4			1.8	1.4
		Senior secured loan (due 5/18) (3)	1.3	1.0			1.3	1.0
		Senior secured loan (due 5/18) (3)	13.2	10.1			13.2	10.1
Nordco Inc.	Railroad maintenance-of-way machinery	Senior secured revolving loan (8.8%, due 8/20)	1.4	1.2			1.4	1.2
Pelican Products, Inc.	Flashlights	Junior secured loan (9.3%, due 4/21)	40.0	38.0			40.0	38.0
Saw Mill PCG Partners LLC	Metal precision engineered components	Common units (1,000 units)	1.0	—			1.0	—
SI Holdings, Inc.	Elastomeric parts, mid-sized composite structures, and composite tooling	Common stock (1,500 shares)	1.5	1.8			1.5	1.8
TPTM Merger Corp.	Time temperature indicator products	Senior secured revolving loan (7.5%, due 9/18)	1.2	1.2			1.2	1.2
		Senior secured loan (9.7%, due 9/18)	17.0	17.0			17.0	17.0
		Senior secured loan (9.7%, due 9/18)	10.0	10.0			10.0	10.0
WP CPP Holdings, LLC	Precision engineered castings	Junior secured loan (8.8%, due 4/21)			19.6	17.9	19.6	17.9
Zodiac Marine and Pool S.A.	Boat equipment and marine products manufacturer	Senior subordinated loan (due 9/17) (3)			38.9	46.5	38.9	46.5
		Junior secured loan (due 3/17) (3)			25.5	28.0	25.5	28.0
			337.3	331.0	113.4	121.8	450.7	452.8
Restaurants and Food Services
ADF Capital, Inc., ADF Restaurant Group, LLC, and ARG Restaurant Holdings, Inc.	Restaurant owner and operator	Senior secured loan (9.3%, due 12/18)	28.6	25.4			28.6	25.4
		Senior secured loan (9.3%, due 12/18)	10.9	9.7			10.9	9.7
		Promissory note (due 12/23)	13.8	3.5			13.8	3.5
		Warrant to purchase up to 23,750 units of Series D common stock (expires 12/23)	—	—			—	—
Benihana, Inc.	Restaurant owner and operator	Senior secured revolving loan (7.3%, due 7/18)	0.8	0.8			0.8	0.8
		Senior secured revolving loan (8.3%, due 7/18)	1.6	1.5			1.6	1.5
		Senior secured loan (7.3%, due 1/19)	4.8	4.5			4.8	4.5
DineInFresh, Inc.	Meal-delivery provider	Senior secured loan (9.8%, due 7/18)	5.5	5.5			5.5	5.5
		Warrant to purchase up to 143,079 shares of Series A preferred stock (expires 12/24)	—	—			—	—
Garden Fresh Restaurant Corp.	Restaurant owner and operator	Senior secured revolving loan	—	—			—	—
		Senior secured loan (10.5%, due 7/18)	40.1	38.1			40.1	38.1
Global Franchise Group, LLC and GFG Intermediate Holding, Inc.	Worldwide franchisor of quick service restaurants	Senior secured loan (10.5%, due 12/19)	60.8	60.8			60.8	60.8
Heritage Food Service Group, Inc. and WCI-HFG Holdings, LLC	Distributor of repair and replacement parts for commercial kitchen equipment	Junior secured loan (9.5%, due 10/22)	31.7	31.7			31.7	31.7
		Preferred units (3,000,000 units)	3.0	3.0			3.0	3.0
Orion Foods, LLC (4)	Convenience food service retailer	Senior secured loan (due 9/15) (3)	1.2	0.5			1.2	0.5
		Junior secured loan (due 9/15) (3)	—	—			—	—
		Preferred units (10,000 units)	—	—			—	—
		Class A common units (25,001 units)	—	—			—	—
		Class B common units (1,122,452 units)	—	—			—	—

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
OTG Management, LLC	Airport restaurant operator	Senior secured loan (9.5%, due 8/21)	76.6	76.6			76.6	76.6
		Senior secured loan (9.5%, due 8/21)	24.7	24.7			24.7	24.7
		Senior subordinated loan (17.5%, due 2/22) (2)	20.2	20.4			20.2	20.4
		Class A preferred units (3,000,000 units)	30.0	30.0			30.0	30.0
		Common units (3,000,000 units)	3.0	11.2			3.0	11.2
		Warrant to purchase up to 7.73% of common units (expires 6/18)	0.1	24.5			0.1	24.5
		Warrant to purchase 0.60 shares of the common units (expires 12/18)	—	—			—	—
Restaurant Holding Company, LLC	Fast food restaurant operator	Senior secured loan (8.8%, due 2/19)	34.4	33.9			34.4	33.9
			391.8	406.3	—	—	391.8	406.3
Containers and Packaging
Charter NEX US Holdings, Inc.	Producer of high-performance specialty films used in flexible packaging	Junior secured loan (9.3%, due 2/23)	11.7	11.8			11.7	11.8
GS Pretium Holdings, Inc.	Manufacturer and supplier of high performance plastic containers	Common stock (500,000 shares)	0.5	0.7			0.5	0.7
ICSH, Inc.	Industrial container manufacturer, reconditioner and servicer	Senior secured revolving loan (6.8%, due 12/18)	1.0	1.0			1.0	1.0
		Senior secured loan (6.8%, due 12/18)	5.0	5.0	49.5	49.5	54.5	54.5
		Junior secured loan (10.2%, due 12/19)	66.0	66.0	9.9	9.9	75.9	75.9
LBP Intermediate Holdings LLC	Manufacturer of paper and corrugated foodservice packaging	Senior secured revolving loan	—	—			—	—
		Senior secured loan (6.5%, due 7/20)	12.6	12.8			12.6	12.8
Microstar Logistics LLC, Microstar Global Asset Management LLC, and MStar Holding Corporation	Keg management solutions provider	Junior secured loan (8.5%, due 12/18)	78.5	78.5			78.5	78.5
		Junior secured loan (8.5%, due 12/18)	54.0	54.0			54.0	54.0
		Junior secured loan (8.5%, due 12/18)	10.0	10.0			10.0	10.0
		Common stock (50,000 shares)	4.0	7.5			4.0	7.5
Ranpak Corp.	Manufacturer of paper-based protective packaging systems and materials	Junior secured loan (8.3%, due 10/22)			25.0	24.0	25.0	24.0
			243.3	247.3	84.4	83.4	327.7	330.7
Education
Campus Management Corp. and Campus Management Acquisition Corp. (5)	Education software developer	Preferred stock (485,159 shares)	10.5	9.7			10.5	9.7
Infilaw Holding, LLC	Operator of for-profit law schools	Senior secured revolving loan (13.5%, due 1/17)	6.0	6.0			6.0	6.0
		Series A preferred units (1.25 units) (3)	125.5	79.9			125.5	79.9
		Series A-1 preferred units (0.03 units)	2.5	2.5			2.5	2.5
		Series B preferred units (0.39 units)	9.3	—			9.3	—
Instituto de Banca y Comercio, Inc. & Leeds IV Advisors, Inc.	Private School Operator	Senior secured loan (10.5%, due 12/18) (2)	2.8	2.8			2.8	2.8
		Series B preferred stock (1,750,000 shares)	5.0	—			5.0	—
		Series C preferred stock (2,512,586 shares)	0.7	—			0.7	—
		Senior preferred series A-1 shares (163,902 shares)	119.4	58.4			119.4	58.4
		Common stock (20 shares)	—	—			—	—

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Lakeland Tours, LLC	Educational travel provider	Senior secured revolving loan (5.8%, due 2/22)	11.3	11.3			11.3	11.3
		Senior secured loan (5.8%, due 2/22)	5.0	5.1			5.0	5.1
		Senior secured loan (10.4%, due 2/22)	31.3	31.7			31.3	31.7
PIH Corporation	Franchisor of education-based early childhood centers	Senior secured revolving loan (7.0%, due 12/18)	0.6	0.6			0.6	0.6
Primrose Holding Corporation (5)	Franchisor of education-based early childhood centers	Common stock (7,227 shares)			—	10.2	—	10.2
R3 Education, Inc. and EIC Acquisitions Corp.	Medical school operator	Preferred stock (1,977 shares)	0.5	0.5			0.5	0.5
		Common membership interest (15.76% interest)	15.8	31.5			15.8	31.5
		Warrant to purchase up to 27,890 shares (expires 11/19)	—	—			—	—
Regent Education, Inc.	Provider of software solutions designed to optimize the financial aid and enrollment processes	Senior secured loan (12.0%, due 1/18) (2)	3.6	3.7			3.6	3.7
		Senior secured loan (due 1/18)	0.1	0.1			0.1	0.1
		Warrant to purchase up to 987,771 shares of Series CC preferred stock (expires 11/25)	—	—			—	—
Severin Acquisition, LLC	Provider of student information system software solutions to K-12 education market	Junior secured loan (9.9%, due 7/22)			32.2	33.0	32.2	33.0
		Junior secured loan (9.8%, due 7/22)	14.8	14.9			14.8	14.9
		Junior secured loan (9.8%, due 7/22)	4.1	4.1			4.1	4.1
		Junior secured loan (10.3%, due 7/22)	3.2	3.3			3.2	3.3
		Junior secured loan (10.3%, due 7/22)	2.8	2.8			2.8	2.8
WCI-Quantum Holdings, Inc.	Distributor of instructional products, services and resources	Series A preferred stock (1,272 shares)	1.0	1.1			1.0	1.1
			375.8	270.0	32.2	43.2	408.0	313.2
Automotive Services
AEP Holdings, Inc. and Arrowhead Holdco Company	Distributor of non-discretionary, mission-critical aftermarket replacement parts	Common stock (2,832 shares)	2.8	3.0			2.8	3.0
American Driveline Systems, Inc. (4)	Franchisor of automotive transmission repair centers	Common stock (289,215 shares)			18.2	—	18.2	—
		Senior subordinated loan (due 3/21)			45.0	42.7	45.0	42.7
		Redeemable preferred stock (7,121 shares)			83.5	—	83.5	—
CH Hold Corp.	Collision repair company	Senior secured revolving loan (7.8%, due 11/19)	3.0	3.0			3.0	3.0
ChargePoint, Inc.	Developer and operator of electric vehicle charging stations	Junior secured loan (9.8%, due 8/20)	19.5	20.0			19.5	20.0
		Warrant to purchase up to 809,126 shares of Series E preferred stock (expires 12/24)	0.3	1.5			0.3	1.5
Dent Wizard International Corporation and DWH Equity Investors, L.P.	Automotive reconditioning services	Junior secured loan (10.3%, due 10/20)	50.0	50.0			50.0	50.0
		Class A common stock (10,000 shares)	0.3	0.6			0.3	0.6
		Class B common stock (20,000 shares)	0.7	1.2			0.7	1.2
Eckler Industries, Inc.	Restoration parts and accessories provider for classic automobiles	Senior secured revolving loan (8.5%, due 7/17)	2.0	1.9			2.0	1.9
		Senior secured loan (7.3%, due 7/17)	6.9	6.4			6.9	6.4
		Senior secured loan (7.3%, due 7/17)	26.1	24.3			26.1	24.3
		Series A preferred stock (1,800 shares)	1.8	—			1.8	—
		Common stock (20,000 shares)	0.2	—			0.2	—
EcoMotors, Inc.	Engine developer	Senior secured loan (11.0%, due 3/18)	9.5	9.8			9.5	9.8
		Warrant to purchase up to 321,888 shares of Series C preferred stock (expires 12/22)	—	0.3			—	0.3
		Warrant to purchase up to 70,000 shares of Series C preferred stock (expires 2/25)	—	—			—	—
Simpson Performance Products, Inc.	Provider of motorsports safety equipment	Senior secured loan (9.7%, due 2/20)	18.5	18.5			18.5	18.5
SK SPV IV, LLC	Collision repair site operators	Series A common stock (12,500 units)	0.6	3.1			0.6	3.1
		Series B common stock (12,500 units)	0.6	3.1			0.6	3.1
TA THI Buyer, Inc. and TA THI Parent, Inc.	Collision repair company	Junior secured loan (9.8%, due 1/21)			41.0	42.3	41.0	42.3
		Convertible preferred stock (25,000 shares)			2.5	4.9	2.5	4.9
		Series A preferred stock (50,000 shares)	5.0	13.2			5.0	13.2
			147.8	159.9	190.2	89.9	338.0	249.8
Food and Beverage
American Seafoods Group LLC and American Seafoods Partners LLC	Harvester and processor of seafood	Senior secured revolving loan (7.5%, due 8/21)	3.8	3.8			3.8	3.8
		Senior secured loan (6.0%, due 8/21)	6.8	6.9			6.8	6.9
		Senior secured loan (7.5%, due 8/21)	0.1	0.1			0.1	0.1
		Junior secured loan (10.0%, due 2/22)	55.0	55.0			55.0	55.0
		Class A units (77,922 units)	0.1	0.1			0.1	0.1
		Warrant to purchase up to 7,422,078 Class A units (expires 8/35)	7.4	7.9			7.4	7.9
Eagle Family Foods Group LLC	Manufacturer and producer of milk products	Senior secured loan (5.0%, due 12/21)	0.5	0.5			0.5	0.5
		Senior secured loan (10.1%, due 12/21)	22.3	22.3			22.3	22.3
		Senior secured loan (10.1%, due 12/21)	4.7	4.7			4.7	4.7
		Senior secured loan (10.1%, due 12/21)	49.7	50.0			49.7	50.0

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
FPI Holding Corporation (4)	Distributor of stone fruits, grapes, persimmons, pomegranates and Asian pears	Senior secured loan (due 7/16) (3)			0.4	—	0.4	—
GF Parent LLC	Producer of low-acid, aseptic food and beverage products	Class A preferred units (2,940 units)	2.9	1.4			2.9	1.4
		Class A common units (60,000 units)	0.1	—			0.1	—
Kettle Cuisine, LLC	Manufacturer of fresh refrigerated and frozen food products	Junior secured loan (10.8%, due 2/22)	28.5	28.5			28.5	28.5
KeyImpact Holdings, Inc. and JWC/KI Holdings, LLC	Foodservice sales and marketing agency	Membership units (5,000 units)	5.0	5.7			5.0	5.7
NECCO Holdings, Inc. (4)	Confectioner	Common stock (860,189 shares)			0.1	—	0.1	—
		Senior secured loan (due 11/17) (3)			15.4	8.8	15.4	8.8
		Junior secured loan (due 11/17) (3)			2.7	—	2.7	—
Teasdale Foods, Inc.	Provider of store brand and branded bean and hominy products	Junior secured loan (10.2%, due 10/21)			52.8	51.7	52.8	51.7
			186.9	186.9	71.4	60.5	258.3	247.4
Environmental Services
MPH Energy Holdings, LP	Operator of municipal recycling facilities	Limited partnership interest (3.13% interest)	—	—			—	—
RE Community Holdings, LP and Pegasus Community Energy, LLC	Operator of municipal recycling facilities	Preferred stock (1,000 shares)	8.8	—			8.8	—
Soil Safe Acquisition Corp. (4)	Provider of environmental services for lightly contaminated soil	Common stock (810 shares)			9.0	11.6	9.0	11.6
		Senior secured loan (8.0%, due 1/18-12/18)			18.9	18.9	18.9	18.9
		Senior subordinated loan (16.2%, due 12/19) (2)			81.6	81.7	81.6	81.7
		Junior secured loan (10.8%, due 7/19)			12.7	12.7	12.7	12.7
Waste Pro USA, Inc	Waste management services	Junior secured loan (8.5%, due 10/20)	16.5	16.5			16.5	16.5
		Junior secured loan (8.5%, due 10/20)	59.7	59.7			59.7	59.7
			85.0	76.2	122.2	124.9	207.2	201.1
Commercial Real Estate Finance
10th Street, LLC and New 10th Street, LLC (4)	Real estate holding company	Senior secured loan (13.0%, due 11/19) (2)	25.5	25.5			25.5	25.5
		Senior subordinated loan (13.0%, due 11/19) (2)	27.4	27.4			27.4	27.4
		Member interest (10.00% interest)	0.7	37.3			0.7	37.3
		Option (25,000 units)	—	—			—	—
ACAS Real Estate Holdings Corporation (4)	Real estate holding company	Common stock (100.00% interest)			2.3	2.7	2.3	2.7
NECCO Realty Investments, LLC (4)	Confectionery production facility	Common membership units (7,450 units)			4.9	—	4.9	—
		Senior secured loan (due 12/17) (3)			32.8	26.3	32.8	26.3
Parmenter Woodland Park Plaza, LLC	Commercial real estate loan	Senior secured loan (5.4%, due 9/18)			17.8	14.2	17.8	14.2
			53.6	90.2	57.8	43.2	111.4	133.4
Wholesale Distribution
CPI Buyer, LLC	Marketer, distributor and manufacturer of products specializing in fluid handling, test and measurement and electrochemistry	Junior secured loan (8.5%, due 8/22)			24.7	23.7	24.7	23.7
Flow Solutions Holdings, Inc.	Distributor of high value fluid handling, filtration and flow control products	Junior secured loan (10.0%, due 10/18)	6.0	5.3			6.0	5.3
		Junior secured loan (10.0%, due 10/18)	29.5	25.9			29.5	25.9
Kele Holdco, Inc.	Distributor of peripheral control products used in building automation systems of commercial buildings	Common stock (30,000 shares)			3.0	3.0	3.0	3.0
		Senior secured loan (7.0%, due 10/20-10/22)			70.7	70.7	70.7	70.7
			35.5	31.2	98.4	97.4	133.9	128.6
Oil and Gas
Lonestar Prospects, Ltd.	Sand proppant producer and distributor to the oil and natural gas industry	Senior secured loan (8.5%, due 9/18) (2)	24.1	24.1			24.1	24.1
		Senior secured loan (8.5%, due 9/18) (2)	47.1	47.1			47.1	47.1
Petroflow Energy Corporation and TexOak Petro Holdings LLC (5)	Oil and gas exploration and production company	Senior secured loan (3.0%, due 6/19)	16.2	14.9			16.2	14.9
		Junior secured loan (due 12/19)	21.9	4.2			21.9	4.2
		Common units (202,000 units)	11.1	—			11.1	—
UL Holding Co., LLC (5)	Manufacturer and distributor of re-refined oil products	Senior subordinated loan (10.0%, due 5/20) (2)	1.5	5.3			1.5	5.3
		Senior subordinated loan (due 5/2020)	—	0.1			—	0.1
		Senior subordinated loan (10.0%, due 5/20) (2)	6.3	22.4			6.3	22.4
		Senior subordinated loan (due 5/2020)	0.2	0.6			0.2	0.6
		Senior subordinated loan (10.0%, due 5/20) (2)	0.7	2.6			0.7	2.6
		Senior subordinated loan (due 5/2020)	—	0.1			—	0.1
		Class A common units (533,351 units)	5.0	—			5.0	—
		Class B-5 common units (272,834 units)	2.5	—			2.5	—
		Class C common units (758,546 units)	—	—			—	—
		Warrant to purchase up to 719,044 shares of Class A units	—	—			—	—
		Warrant to purchase up to 28,663 shares of Class B-1 units	—	—			—	—
		Warrant to purchase up to 57,325 shares of Class B-2 units	—	—			—	—
		Warrant to purchase up to 29,645 shares of Class B-3 units	—	—			—	—
		Warrant to purchase up to 80,371 shares of Class B-5 units	—	—			—	—
		Warrant to purchase up to 59,655 shares of Class B-6 units	—	—			—	—
		Warrant to purchase up to 1,046,713 shares of Class C units	—	—			—	—
			136.6	121.4	—	—	136.6	121.4

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Hotel Services
Aimbridge Hospitality, LLC	Hotel operator	Senior secured loan (8.3%, due 10/18)	2.8	2.9			2.8	2.9
		Senior secured loan (8.3%, due 10/18)	3.3	3.3			3.3	3.3
		Senior secured loan (8.3%, due 10/18)	14.8	14.9			14.8	14.9
Castle Management Borrower LLC	Hotel operator	Junior secured loan (11.0%, due 3/21)	10.0	10.0			10.0	10.0
		Junior secured loan (11.0%, due 3/21)	55.0	55.0			55.0	55.0
Pyramid Management Advisors, LLC and Pyramid Investors, LLC	Hotel operator	Senior secured loan (11.1%, due 7/21)	19.5	19.5			19.5	19.5
		Membership units (990,369 units)	1.0	0.9			1.0	0.9
			106.4	106.5	—	—	106.4	106.5
Aerospace and Defense
Cadence Aerospace, LLC	Aerospace precision components manufacturer	Senior secured loan (7.0%, due 5/18)	4.0	4.0			4.0	4.0
		Senior secured loan (8.3%, due 5/18)	—	—			—	—
		Junior secured loan (11.0%, due 5/19)	79.7	77.3			79.7	77.3
Jazz Acquisition, Inc.	Manufacturer and distributor of components for the commercial aerospace, business, military and general aviation markets	Junior secured loan (7.8%, due 6/22)			24.9	21.0	24.9	21.0
			83.7	81.3	24.9	21.0	108.6	102.3
Chemicals
Genomatica, Inc.	Developer of a biotechnology platform for the production of chemical products	Warrant to purchase 322,422 shares of Series D preferred stock (expires 3/23)	—	—			—	—
K2 Pure Solutions Nocal, L.P.	Chemical Producer	Senior secured revolving loan (8.1%, due 2/21)	1.5	1.5			1.5	1.5
		Senior secured loan (7.0%, due 2/21)	14.0	14.0			14.0	14.0
		Senior secured loan (7.0%, due 2/21)	26.0	26.0			26.0	26.0
		Senior secured loan (7.0%, due 2/21)	13.0	13.0			13.0	13.0
Kinestral Technologies, Inc.	Designer of adaptive, dynamic glass for the commercial and residential markets.	Senior secured loan (8.8%, due 10/18)	9.5	9.7			9.5	9.7
		Warrant to purchase up to 325,000 shares of Series A preferred stock (expires 4/24)	0.1	0.1			0.1	0.1
		Warrant to purchase up to 131,883 shares of Series B preferred stock (expires 4/25)	—	—			—	—
Liquid Light, Inc. (4)	Developer and licensor of process technology for the conversion of carbon dioxide into major chemicals	Senior secured loan (due 11/17) (3)	2.1	1.2			2.1	1.2
		Warrant to purchase up to 86,009 shares of Series B preferred stock (expires 8/24)	0.1	—			0.1	—
			66.3	65.5	—	—	66.3	65.5
Retail
Galls, LLC	Distributes public safety equipment and apparel	Junior secured loan (9.0%, due 6/17-8/21)			40.3	40.3	40.3	40.3
Modacin France S.A.S.	European retailer of women’s ready-to-wear clothing	Senior subordinated loan (due 11/19)			11.6	—	11.6	—
Paper Source, Inc. and Pine Holdings, Inc.	Retailer of fine and artisanal paper products	Senior secured revolving loan (8.5%, due 9/18)	0.7	0.7			0.7	0.7
		Senior secured loan (7.3%, due 9/18)	9.7	9.7			9.7	9.7
		Class A common stock (36,364 shares)	6.0	6.9			6.0	6.9
Things Remembered, Inc. and TRM Holdco Corp. (5)	Personalized gifts retailer	Senior secured revolving loan (9.0%, due 2/19)	0.3	0.3			0.3	0.3
		Senior secured revolving loan (10.5%, due 2/19)	0.6	0.6			0.6	0.6
		Senior secured loan (due 3/20) (3)	10.6	3.9			10.6	3.9
		Common stock (10,631,940 shares)	6.1	—			6.1	—
			34.0	22.1	51.9	40.3	85.9	62.4
Housing- Building Materials
DiversiTech Corporation	Manufacturer & marketer of parts, supplies, and accessories to HVACR industry	Junior secured loan (9.0%, due 11/22)			9.4	9.4	9.4	9.4
Halex Holdings, Inc. (4)	Manufacturer and Distributer of floor covering installation products	Common stock (51,853 shares)			9.3	21.1	9.3	21.1
		Junior secured loan (due 1/18) (3)			15.4	15.4	15.4	15.4
			—	—	34.1	45.9	34.1	45.9
Health Clubs
Athletic Club Holdings, Inc.	Premier health club operator	Senior secured loan (9.5%, due 10/20)	35.0	35.0			35.0	35.0
CFW Co-Invest, L.P., NCP Curves, L.P. and Curves International Holdings, Inc.	Health club franchisor	Limited partnership interest (4,152,165 shares)	4.2	—			4.2	—
		Common stock (1,680 shares)	—	—			—	—
		Limited partnership interest (2,218,235 shares)	2.2	7.9			2.2	7.9
			41.4	42.9	—	—	41.4	42.9

							Pro Forma
							Combined
			Ares Capital		American Capital		Ares Capital
Company	Business Description	Investment	Cost	Fair Value	Cost	Fair Value	Cost	Fair Value
Computers and Electronics
Everspin Technologies, Inc.	Designer and manufacturer of computer memory solutions	Senior secured revolving loan (7.3%, due 6/17)	1.1	1.1			1.1	1.1
		Senior secured loan (8.8%, due 6/19)	7.6	8.0			7.6	8.0
		Warrant to purchase up to 480,000 shares of Series B preferred stock (expires 6/25)	0.4	0.3			0.4	0.3
Liquid Robotics, Inc.	Ocean data services provider utilizing long duration, autonomous surface vehicles	Senior secured loan (11.0%, due 4/19) (2)	3.0	3.0			3.0	3.0
		Senior secured loan (due 4/19)	—	—			—	—
		Senior secured loan (9.0%, due 5/19)	4.9	5.0			4.9	5.0
		Warrant to purchase up to 30,172 shares of Series E preferred stock (expires 6/26)	—	0.1			—	0.1
		Warrant to purchase up to 50,263 shares of Series E preferred stock (expires 10/25)	0.1	0.1			0.1	0.1
Scanner Holdings Corporation (4)	Developer, manufacturer and distributor of high-speed, high-capacity document image scanners	Common stock (167,387 shares)			0.1	—	0.1	—
		Convertible preferred stock (66,424,135 shares)			8.7	—	8.7	—
		Senior subordinated loan (14.0%, due 6/22)			16.6	16.2	16.6	16.2
			17.1	17.6	25.4	16.2	42.5	33.8
Telecommunications
Adaptive Mobile Security Limited	Developer of security software for mobile communications networks	Senior secured loan (10.0%, due 7/18)	2.3	2.5			2.3	2.5
		Senior secured loan (10.0%, due 10/18)	0.6	0.7			0.6	0.7
American Broadband Communications, LLC, American Broadband Holding Company, and Cameron Holdings of NC, Inc.	Broadband communication services	Warrant to purchase up to 208 shares (expires 11/17)	—	7.2			—	7.2
		Warrant to purchase up to 200 shares (expires 9/20)	—	6.9			—	6.9
LTG Acquisition, Inc.	Manufacturer of display, lighting and passenger communication systems for global mass transportation markets	Common stock (5,000 shares)			5.0	4.8	5.0	4.8
Startec Equity, LLC (4)	Communication services	Member interest	—	—			—	—
Wilcon Holdings LLC	Communications infrastructure provider	Class A common stock (2,000,000 shares)	1.8	3.4			1.8	3.4
			4.7	20.7	5.0	4.8	9.7	25.5
Printing, Publishing and Media
Batanga, Inc.	Independent digital media company	Senior secured loan (12.0%, due 12/16)	9.9	10.1			9.9	10.1
Earthcolor Group, LLC	Printing management services	Limited liability company interests (9.30%)	—	—			—	—
The Teaching Company, LLC and The Teaching Company Holdings, Inc.	Education publications provider	Preferred stock (10,663 shares)	1.1	3.7			1.1	3.7
		Common stock (15,393 shares)	—	—			—	—
			11.0	13.8	—	—	11.0	13.8

Total			8,928.0	8,804.7	3,659.7	3,293.7	12,587.7	12,098.4

Total Investments before Pro Forma Adjustments			8,928.0	8,804.7	3,659.7	3,293.7	12,587.7	12,098.4
Pro Forma Adjustments:
Actual exits and repayments of American Capital investments between October 1, 2016 and October 31, 2016 (6)					(56.5)	(56.7)	(56.5)	(56.7)
Investments expected to be sold pursuant to contractual agreements as of October 31, 2016 (7)					(64.4)	(74.5)	(64.4)	(74.5)
Estimated Purchase Price Allocation Adjustment (1)								(166.7)
Total Investments			8,928.0	8,804.7	3,538.8	3,162.5	12,466.8	11,800.5

(1) Upon consumation of the Merger and in accordance with ASC 805 50, Business Combinations Related Issues, we will be required to allocate the purchase price of American Capital’s assets based on our estimate of fair value and record such fair value as the cost basis and initial fair value of each such investment in our financial statements. In this regard, our management determined that the aggregate adjustment to American Capital’s investments approximates $167 million. As a result, such adjustment has been reflected in a single line item entitled “Estimated Purchase Price Allocation Adjustment.” However, a final determination of the fair value of American Capital’s investments will be made after the Merger is completed and, as a result, the actual amount of this adjustment may vary from the preliminary amount set forth herein. Thus, the information set forth in the columns reflect historical amounts and have not been individually adjusted to reflect the Estimated Purchase Price Allocation Adjustment.

(2) Has a payment-in-kind (PIK) interest feature.

(3) Loan is on non-accrual status at September 30, 2016.

(4) As defined in the Investment Company Act, the combined company “Controls” this portfolio company because it owns 25% or more of its outstanding voting securities and/or the combined company has the power to exercise control over the management or policies of the portfolio company.

(5) As defined in the Investment Company Act, the combined company is an “Affiliated Person” to this portfolio company because it owns 5% or more of its outstanding voting securities and/or the combined company has the power to exercise control over the management or policies of the portfolio company (including through a management agreement).

(6) Includes actual exits and repayments of American Capital’s investments occurring between October 1, 2016 and October 31, 2016.

(7) Includes investments expected to be sold pursuant to contractual agreements as of October 31, 2016. Ares Capital and American Capital cannot assure you that it will sell all or any portion of these investments.

(8) In conjuction with the completion of the merger, ACAM, a wholly owned porfolio company of American Capital, will merge with and into IHAM, a wholly owned portfolio company of Ares Capital, with IHAM remaining as the surviving entity in the ACAM merger as a wholly owned portfolio company of Ares Capital. Pro forma for the Transactions, the amortized cost and fair value of IHAM as of September 30, 2016 would be approximately $591.0 million and $653.5 million, respectively.

1.                                      Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial information related to the mergers is included as of and for the nine months ended September 30, 2016 and for the year ended December 31, 2015. On May 23, 2016, Ares Capital and American Capital entered into a merger agreement. For the purposes of the pro forma condensed consolidated financial statements, the purchase price is approximately $3.2 billion in total cash and stock consideration which is based upon a price of $15.30 per share of Ares Capital common stock as of October 31, 2016 and an implied value per share of American Capital common stock of $13.87. The pro forma adjustments included herein reflect the conversion of American Capital common stock into Ares Capital common stock using an exchange ratio of 0.483 of a share of Ares Capital common stock, for each of the approximately 230.5 million shares of American Capital common stock outstanding as of October 31, 2016. Each share of American Capital common stock issued and outstanding immediately prior to the effective time will also be entitled to (1) $6.41 per share in cash from Ares Capital, (2) $1.20 per share in cash (representing an aggregate amount of approximately $275) from Ares Capital Management, acting solely on its own behalf and (3) certain Ares Capital make-up dividend amounts, if applicable. Separately, upon completion of the mergers, each share of American Capital common stock will also be entitled to receive $2.45 per share in cash, which amount represents the per share cash consideration to be paid to American Capital as a result of the completion of the Mortgage Manager Sale, which occurred on July 1, 2016.

The merger of Acquisition Sub with and into American Capital will be accounted for as an asset acquisition of American Capital by Ares Capital in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations-Related Issues. The fair value of the merger consideration paid by Ares Capital is allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of acquisition and will not give rise to goodwill. If the fair value of the net assets acquired exceeds the fair value of the merger consideration paid by Ares Capital, then Ares Capital would recognize a deemed contribution from Ares Capital Management in an amount up to approximately $275. If the fair value of the net assets acquired exceeds the fair value of the merger consideration paid by Ares Capital and by Ares Capital Management, then Ares Capital would recognize a purchase accounting gain. Alternatively, if the fair value of the net assets acquired is less than the fair value of the merger consideration paid by Ares Capital, then Ares Capital would recognize a purchase accounting loss. As indicated in Note 2 below regarding the preliminary pro forma purchase price allocation calculated as of September 30, 2016, the estimated fair value of the net assets acquired on a pro forma basis exceeds the estimated fair value of the merger consideration paid by Ares Capital resulting in the recognition of a deemed contribution from Ares Capital Management of approximately $156, which would be recorded by Ares Capital in the period the mergers are completed.

Under the Investment Company Act, the regulations pursuant to Article 6 of Regulation S-X and the American Institute of Certified Public Accountants’ Audit and Accounting Guide for Investment Companies, Ares Capital is precluded from consolidating any entity other than another investment company or an operating company which provides substantially all of its services and benefits to Ares Capital. Ares Capital’s financial statements include its accounts and the accounts of all its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

In determining the fair value of the assets to be acquired, Ares Capital follows ASC 820-10, Fair Value Measurements, which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires Ares Capital to assume that the portfolio investment is sold in its principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, Ares Capital has considered its principal market as the market in which Ares Capital exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:

•                  Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that Ares Capital has the ability to access.

•                  Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•                  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In addition to using the above inputs in investment valuations, Ares Capital continues to employ the net asset valuation policy approved by its board of directors that is consistent with ASC 820-10. Consistent with Ares Capital’s valuation policy, it evaluates the source of inputs, including any markets in which Ares Capital’s investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Ares Capital’s valuation policy considers the fact that because there is not a readily available market value for most of the investments in Ares Capital’s portfolio, the fair value of its investments must typically be determined using unobservable inputs.

Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of Ares Capital’s investments may fluctuate from period to period. Additionally, the fair value of Ares Capital’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that Ares Capital may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If Ares Capital were required to liquidate a portfolio investment in a forced or liquidation sale, Ares Capital may realize significantly less than the value at which Ares Capital has recorded it. As of September 30, 2016, substantially all of the investments held by Ares Capital and American Capital are Level 3 investments.

The following table presents fair value measurements of investments for the pro forma combined company as of September 30, 2016:

		Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Investments not measured at net asset value(1)	$11,657	$1	$456	$11,200
Investments measured at net asset value(1)	144
Total Investments	$11,801

(1)                                 Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

The following table presents changes in investments that use Level 3 inputs between the actual September 30, 2016 amounts and those presented for the pro forma combined company as of September 30, 2016:

	Actual Ares Capital	Actual American Capital	Pro Forma Adjustments	Pro Forma Ares Capital Combined
Actual balance as of September 30, 2016	$8,798	$2,688	$—	$11,486
Estimated purchase price allocation adjustment	—	—	(155)	(155)
Actual exits and repayments of American Capital investments between October 1, 2016 and October 31, 2016	—	(57)	—	(57)
Investments expected to be sold pursuant to contractual agreements as of October 31, 2016	—	(74)	—	(74)
Net transfers in and/or out of Level 3	—	—	—	—
Pro Forma Balance as of September 30, 2016	$8,798	$2,557	$(155)	$11,200

As of September 30, 2016, the net unrealized depreciation on the investments that use Level 3 inputs for the pro forma combined company was $128.

In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than would be realized based on the valuations currently assigned.

The unaudited pro forma condensed consolidated financial information includes preliminary estimated purchase price allocation adjustments to record the assets and liabilities of American Capital at their respective estimated fair values and represents Ares Capital’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the mergers are completed and after completion of a final analysis to determine the estimated fair values of American Capital’s assets and liabilities as of the effective time. Accordingly, the final purchase accounting adjustments and integration charges may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the estimated fair values of the net assets and other items of American Capital as compared to the information shown in this document may change the amount of the purchase price recognized as a deemed contribution, income or loss in accordance with ASC 805-50.

The unaudited pro forma condensed consolidated financial information presented in this document is for illustrative purposes only and does not necessarily indicate the results of operations or the combined financial position that would have resulted had the mergers been completed at the beginning of the applicable period presented, nor the impact of expense efficiencies, asset dispositions, share repurchases and other factors. The unaudited pro forma condensed consolidated financial information is not indicative of the results of operations in future periods or the future financial position of the combined company.

2.                                      Preliminary Purchase Accounting Allocations

The unaudited pro forma condensed consolidated financial information includes the unaudited pro forma condensed consolidated balance sheet as of September 30, 2016 assuming the mergers and the Other Pro Forma Transactions had been completed on September 30, 2016. The unaudited pro forma condensed consolidated income statements for the nine months ended September 30, 2016 and for the year ended December 31, 2015 were prepared assuming the mergers and the Other Pro Forma Transactions had been completed on December 31, 2014.

The unaudited pro forma condensed consolidated financial information reflects the issuance of approximately 111.3 million shares of Ares Capital common stock pursuant to the merger agreement.

The merger of Acquisition Sub with and into American Capital will be accounted for using the asset acquisition method of accounting; accordingly, the merger consideration paid by Ares Capital in connection with the mergers will be allocated to the acquired assets and assumed liabilities of American Capital at their relative fair values estimated by Ares Capital as of the effective time. The excess fair value of the net assets acquired over the fair value of the merger consideration paid by Ares Capital is recognized as a deemed contribution from Ares Capital Management in an amount up to approximately $275. Accordingly, the pro forma purchase price has been allocated to the assets acquired and the liabilities assumed based on Ares Capital’s estimate of relative fair values as summarized in the following table:

Pro Forma American Capital September 30, 2016
Common stock issued	$1,704
Cash consideration paid	1,494
Deemed contribution from Ares Capital Management	156
Total purchase price	$3,354
Assets acquired:
Investments	$2,996
Cash and cash equivalents	512
Other assets	82
Total assets acquired	$3,590
Other liabilities assumed	(236)
Net assets acquired	$3,354

3.                                      Preliminary Pro Forma Adjustments

The preliminary pro forma purchase accounting allocation included in the unaudited pro forma condensed consolidated financial information is as follows:

A.                                    To reflect American Capital’s balance sheet as of September 30, 2016, updated for estimated changes subsequent to September 30, 2016:

	Actual American Capital September 30, 2016	Pro Forma Adjustments		Adjusted American Capital September 30, 2016
Investments, at fair value	$3,294	$(131	)(1)	$3,163
Cash and cash equivalents	1,057	134	(1)(2)	1,191
Other assets	349	—		349
Total assets	$4,700	$3		$4,703
Debt	$—	$—		$—
Other liabilities	124	—		124
Total liabilities	124	—		124
Net assets	4,576	3	(1)(2)	4,579
Total liabilities and net assets	$4,700	$3		$4,703

(1)                                 Includes actual exits and repayments of investments occurring between October 1, 2016 and October 31, 2016 of $57 at fair value (total proceeds of $58). Also includes investments expected to be sold pursuant to contractual agreements as of October 31, 2016 of $74 at fair value (total proceeds of $75). Ares Capital and American Capital cannot assure you that American Capital will sell all or any portion of these investments.

(2)                                 Includes proceeds received from 0.1 million stock options exercised from October 1, 2016 through October 31, 2016, totaling $1.

B.                                    To reflect the acquisition of American Capital by the issuance of approximately 111.3 million shares of Ares Capital common stock. The table below reflects the allocation of the purchase price on the basis of Ares Capital’s estimate of the fair value of assets acquired and liabilities assumed:

Components of the purchase price:

	Adjusted American Capital September 30, 2016	Pro Forma Adjustments		Pro Forma September 30, 2016
Common stock issued				$1,704	(4)
Cash consideration paid				1,494	(5)
Deemed contribution from Ares Capital Management				156
Total purchase price				$3,354
Assets acquired:
Investments, at fair value	$3,163	$(167	)(1)	$2,996
Cash and cash equivalents	1,191	(679	)(2)(3)	512
Deferred tax asset	256	(256	)(1)	—
Other assets	93	(11	)(1)	82
Total assets acquired	$4,703	$(1,113)		$3,590
Other liabilities assumed	(124)	(112	)(1)(2)	(236)
Net assets acquired	$4,579	$(1,225)		$3,354

(1)                                 Primarily to reflect the allocation of the purchase price to American Capital’s assets and liabilities based on Ares Capital’s estimates of fair value. There is no single approach for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process. The adjustment to other liabilities includes an adjustment to record a liability for the estimated loss on future lease payments of $40.

(2)                                 In addition to the net effect of the fair value adjustments to American Capital’s assets and liabilities, the net assets of American Capital were decreased for various transaction costs expected to be incurred by American Capital of approximately $185, including $68 of other liabilities expected to be paid within the 36 months following the completion of the mergers.

(3)                                 Pursuant to the merger agreement, in connection with the Mortgage Manager Sale, American Capital stockholders will receive a distribution equal to approximately $562.

(4)                                 Based on Ares Capital’s share price as of October 31, 2016 and 230.5 million of fully diluted shares of American Capital.

(5)                                 Includes $16 related to certain make-up dividend amounts payable by Ares Capital pursuant to the merger agreement.

C.                                    The net assets of the pro forma combined company were decreased for the cash consideration payable by Ares Capital to American Capital stockholders of approximately $6.41 per fully diluted share plus certain Ares Capital make-up dividend amounts of $0.07 per share, or approximately $1,494.

D.                                    The pro forma adjustment to cash and cash equivalents primarily reflects draws under Ares Capital’s revolving credit facilities with the cash proceeds used to fund the various net cash requirements of Ares Capital related to the mergers, including certain costs expected to be incurred by Ares Capital related to the mergers. For the purposes of these unaudited pro forma condensed consolidated financial statements, it is assumed that Ares Capital’s revolving funding facility is amended and upsized from its current committed amount of $540 to $1,000 as contemplated by the Debt Commitment Letter (as defined in the merger agreement). The net assets of the pro forma combined company were decreased by $24 to reflect various other costs expected to be incurred by Ares Capital in connection with the mergers.

E.                                     U.S. generally accepted accounting principles (“GAAP”) require that Ares Capital consider the cumulative aggregate unrealized appreciation in determining the capital gains incentive fee accrued under GAAP, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the investment advisory and management agreement. Ares Capital is also required by GAAP to record an investment at its fair value as of the time of acquisition instead of at the actual amount paid for such investment by Ares Capital (including, for example, as a result of the application of the acquisition method of accounting). As a result, solely for the purposes of calculating the capital gains incentive fee, the “accreted or amortized cost basis” of an investment shall be an amount (the “Contractual Cost Basis”) equal to (1)(x) the actual amount paid by Ares Capital for such investment plus (y) any amounts recorded in Ares Capital’s financial statements as required by GAAP that are attributable to the accretion of such investment plus (z) any other adjustments made to the cost basis included in Ares Capital’s financial statements, including PIK interest or additional amounts funded (net of repayments) minus (2) any amounts recorded in Ares Capital’s financial statements as required by GAAP that are attributable to the amortization of such investment, whether such calculated Contractual Cost Basis is higher or lower than the fair value of such investment (as determined in accordance with GAAP) at the time of acquisition. In accordance with the above, the pro forma adjustments as of September 30, 2016 include $31 for the capital gains incentive fees accrued in accordance with GAAP but do not reflect amounts that would actually be payable under the investment advisory and management agreement as such amounts would only be included in the contractual calculation when such related investments are ultimately realized.

F.                                      Investment income and any unrealized gains and losses associated with actual exits and repayments of investments occurring between October 1, 2016 and October 31, 2016, or expected to be sold pursuant to contractual agreements as of October 31, 2016 were removed from the pro forma condensed consolidated statement of operations for the nine months ended September 30, 2016 and for the year ended December 31, 2015.

G.                                    Reflects the interest expense associated with the additional draws under Ares Capital’s revolving credit facilities assumed in Note D above.

H.                                   Base management fees were computed based on 1.5% of average total assets (other than cash and cash equivalents but including assets purchased with borrowed funds) per Ares Capital’s investment advisory and management agreement with Ares Capital Management.

I.                                        Income based and capital gains incentive fees were recomputed based on the formulas described in Ares Capital’s investment advisory and management agreement with Ares Capital Management. The additional income based fees prior to the consideration of the fee waiver from Ares Capital Management for the nine months ended September 30, 2016 and for the year ended December 31, 2015 were $15 and $9, respectively. After applying the fee waiver for such periods, the reduction in the income based fees for the nine months ended September 30, 2016 and for the year ended December 31, 2015 were $15 and $31, respectively.

J.                                        Adjustments to other expenses were made to reflect compensation costs for American Capital employees that would have been covered by the base management fees paid to Ares Capital Management and therefore would not be directly incurred by Ares Capital. Additionally, all American Capital stock option costs were excluded as such costs would not exist at Ares Capital as there is no stock option plan maintained by Ares Capital. Lastly, any actual costs incurred related to the mergers and the Other Pro Forma Transactions were also excluded.

K.                                    Adjustments were made to reflect that American Capital would have been a regulated investment company (“RIC”) under the Code and operated in a manner so as to qualify for the tax treatment applicable to RICs. For the periods presented, American Capital was subject to taxation as a corporation under Subchapter C of the Code.

L.                                     Total shares outstanding as of September 30, 2016 have been adjusted to reflect the following:

Ares Capital shares outstanding as of September 30, 2016	313,349,662
Estimated shares issued in connection with the mergers reflected as outstanding for the periods presented	111,349,662
Ares Capital adjusted shares outstanding as of September 30, 2016	425,303,670

Weighted average shares for the nine months ended September 30, 2016 and the year ended December 31, 2015 have been adjusted to reflect the following:

	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015
Ares Capital weighted average shares outstanding	314,066,602	314,375,099
Estimated shares issued in connection with the mergers reflected as outstanding for the periods presented	111,349,662	111,349,662
Ares Capital adjusted weighted average shares outstanding	425,416,264	425,724,761

M.                                 Includes compensation costs for certain American Capital employees that would have been subject to reimbursement by Ares Capital, pursuant to the administrative agreement with Ares Capital’s administrator, Ares Operations, for Ares Capital’s allocable share of such compensation. For the nine months ended September 30, 2016, includes such compensation costs of $32. For the year ended December 31, 2015, includes such compensation costs of $45. These compensation costs as well as other general and administrative expenses do not reflect any potential expense efficiencies of the mergers.

Capitalization

The following information supplements the information provided in the cover page of the Proxy Statement and “Capitalization” on page 295 of the Proxy Statement:

CAPITALIZATION

The following table sets forth (1) Ares Capital’s and American Capital’s actual capitalization at September 30, 2016 and (2) Ares Capital’s pro forma capitalization as adjusted to reflect the effects of the mergers and the Other Pro Forma Transactions. You should read this table together with Ares Capital’s and American Capital’s balance sheets and the pro forma financial information included elsewhere in this document.

	As of September 30, 2016 (unaudited, dollar amounts in millions except per share data)
	Actual Ares Capital	Actual American Capital	Pro Forma Ares Capital Combined
Cash and cash equivalents	$125	$1,057	$204
Debt
Total Debt (principal outstanding)	$3,801	$—	$4,901
Stockholders’ Equity
Ares Capital Common stock, par value $0.001 per share, 500,000,000 common shares authorized, 313,954,008 common shares issued and outstanding, actual; American Capital common stock, $0.01 par value, 1,000,000,000 shares authorized; 216,008,156(1) shares issued and 213,780,416(1)(2) shares outstanding, actual; Pro Forma for the mergers, par value $0.001 per share, 500,000,000 common shares authorized, 425,275,644 common shares issued and outstanding, as adjusted	$—	$2	$—
Capital in excess of par value	5,313	5,412	7,173
Cumulative translation adjustment	—	(95)	—
Accumulated undistributed (overdistributed) net realized earnings	22	(443)	(33)
Net unrealized loss on investments and foreign currency and other transactions	(126)	(300)	(126)
Total stockholders’ equity	$5,209	$4,576	$7,014
Total capitalization	$9,135	$5,633	$12,119

(1)                                 This amount does not include the effect of options for approximately 0.1 million shares of American Capital common stock that have been exercised since September 30, 2016 or any other vested and in-the-money American Capital options as of October 31, 2016.

(2)                                 This amount does not include deferred and unvested incentive awards under the Amended and Restated American Capital Performance Incentive Plan.

Legal Proceedings

The following information supplements the information provided in (1) “Summary—Risks Relating to the Transactions” on page 98 of the Proxy Statement; (2) “Risk Factors—Risks Relating to the Transactions—Litigation filed against members of American Capital’s board of directors could prevent or delay the completion of the mergers or result in the payment of damages following completion of the mergers, and if the mergers are completed, the combined company may face additional risks” on page 101 of the Proxy Statement; and (3) the third, fourth and fifth paragraphs of “Business of Ares Capital—Legal Proceedings” on page 373 of the Proxy Statement:

American Capital and Ares Capital are aware that a consolidated putative shareholder class action has been filed by stockholders of American Capital challenging the mergers. If the mergers are completed, this legal proceeding may be material to the results of operations, cash flows or financial condition of the combined company. It is possible that third parties could try to seek to impose liability against the combined company in connection with this matter or other potential legal proceedings.

On or about August 18, 2016, shareholders of American Capital filed a consolidated putative shareholder class action allegedly on behalf of holders of the common stock of American Capital against the members of American Capital’s board of directors in the Circuit Court for Montgomery County, Maryland due to the directors’ actions in approving the proposed merger between Ares Capital and American Capital. This action is a consolidation of putative shareholder complaints filed against the directors of American Capital on June 24, 2016, July 12, 2016, July 21, 2016 and July 27, 2016. The action alleges that the directors failed to adequately discharge their fiduciary duties to the public shareholders of American Capital by hastily commencing a sales process due to the board’s manipulation by a major shareholder, Elliott Management Corp. (together with its affiliates, “Elliott Management”). The complaint also alleges that the directors then failed to obtain for the shareholders the highest value available in the marketplace for their shares. The complaint further alleges that the proposed merger was the product of a flawed sales process due to Elliott Management’s continued manipulation of the directors, the use of deal protection devices in the proposed merger with Ares Capital that precluded other bidders from making a higher offer to American Capital, and the directors’ conflicts of interest due to special benefits, including the full vesting of American Capital stock options and incentive awards, or golden parachutes the directors are due to receive upon consummation of the proposed merger.  Additionally, the complaint alleges that Ares Capital’s Registration Statement on Form N-14, which was filed with the SEC on July 20, 2016 and includes a joint proxy statement to American Capital’s shareholders, is materially false and misleading because it omits material information concerning the financial and procedural fairness of the proposed merger. The parties completed expedited discovery in this case on November 4, 2016. Plaintiffs are currently seeking to recover compensatory damages for all losses resulting from the alleged breaches of fiduciary duty.

American Capital and Ares Capital believe that the damages sought against American Capital are without merit.

INFORMATION CONCERNING THE AMERICAN CAPITAL ANNUAL MEETING

For the reasons set forth in the Proxy Statement, American Capital’s board of directors unanimously recommends that American Capital stockholders vote “FOR” Proposals 1, 2, 3 and 5 and “FOR” all the director nominees listed in Proposal 4. Please vote via the internet at www.proxyvote.com as soon as possible.

Your vote is important, and we urge you to vote. If you have any questions, please call Georgeson, which is assisting American Capital with the solicitation of proxies, toll-free at 1-866-628-6079.

INFORMATION CONCERNING THE ARES CAPITAL SPECIAL MEETING

For the reasons set forth in the Proxy Statement, Ares Capital’s Board of Directors recommends that you vote “FOR” proposals 1, 2 and 3. Please vote via the internet at www.proxyvote.com as soon as possible.

Please understand that it is critical that Ares Capital receives your vote so that Ares Capital may complete the business of the Special Meeting of Stockholders without additional delay.

If you need assistance voting your shares, please call D.F. King toll-free at (800) 967-7635 or collect at (212) 269-5550.

Disclaimer

Additional Information and Where to Find It

In connection with the proposed transaction, Ares Capital has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form N-14 (the “Registration Statement”) that includes a joint proxy statement of Ares Capital and American Capital (the “Joint Proxy Statement”) and that constitutes a prospectus of Ares Capital.  The Joint Proxy Statement and Registration Statement, as applicable, have been mailed or otherwise delivered to stockholders as required by applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN CAPITAL, ARES CAPITAL, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC by American Capital and Ares Capital, free of charge, from the SEC’s website at www.sec.gov and from either American Capital’s or Ares Capital’s websites at www.americancapital.com or at www.arescapitalcorp.com. Investors and security holders may also obtain free copies of the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC from American Capital by contacting American Capital’s Investor Relations Department at 1-301-951-5917 or from Ares Capital by contacting Ares Capital’s Investor Relations Department at 1-888-818-5298.

Participants in the Solicitation

American Capital, Ares Capital and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Ares Capital and American Capital stockholders in connection with the proposed transaction, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement and Registration Statement filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between American Capital and Ares Capital pursuant to a merger between American Capital and Ares Capital. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of American Capital and Ares Capital may not be obtained; (2) the risk that the mergers or other transactions contemplated by the ARCC/ACAS merger agreement may not be completed in the time frame expected by American Capital and Ares Capital, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of American Capital and Ares Capital; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving synergies and cost savings of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the ARCC/ACAS merger agreement; (10) the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in laws or regulations or interpretations of current laws and regulations that would impact Ares Capital’s classification as a business development company; (13) changes in general economic and/or industry specific conditions; and (14) other risk factors as detailed from time to time in American Capital’s and Ares Capital’s reports filed with the SEC, including American Capital’s and Ares Capital’s respective annual reports on Form 10-K for the year ended December 31, 2015, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K, the Joint Proxy Statement, the Registration Statement and other documents filed with the SEC.

Any forward-looking statements speak only as of the date of this communication. Neither American Capital nor Ares Capital undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.